

17010644

UNITED STATES
ities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2016
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 26, 2017.

REPUBLIC OF COLOMBIA

By: /s/ Mauricio Cárdenas Santamaría
Mauricio Cárdenas Santamaría
Minister of Finance and Public Credit

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2016 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index on Page 3

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2017 of the Republic of Colombia

EXHIBIT C

LEY No. 1815 — 7 DIC 2016

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2017

EL CONGRESO DE COLOMBIA

D E C R E T A:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2017, en la suma de DOSCIENTOS VEINTICUATRO BILLONES CUATROCIENTOS VEINTIUN MIL SEISCIENTOS SETENTA Y DOS MILLONES TRESCIENTOS DOCE MIL SEISCIENTOS NOVENTA Y SIETE PESOS MONEDA LEGAL ($224,421,672,312,697), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2017, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		209,999,049,443,921
1	INGRESOS CORRIENTES DE LA NACION	119,296,473,000,000
2	RECURSOS DE CAPITAL DE LA NACION	70,061,307,721,965
5	RENTAS PARAFISCALES	1,660,311,220,533
6	FONDOS ESPECIALES	18,980,957,501,423
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		14,422,622,868,776
0209	AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
B-RECURSOS DE CAPITAL		35,454,000,000
0213	AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS	
B-RECURSOS DE CAPITAL		4,713,000,000
0324	SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A-INGRESOS CORRIENTES		110,424,552,845
B-RECURSOS DE CAPITAL		15,473,800,000
0402	FONDO ROTATORIO DEL DANE	
A-INGRESOS CORRIENTES		7,450,800,000
B-RECURSOS DE CAPITAL		307,013,133

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

0403 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A-INGRESOS CORRIENTES	45,346,179,428
B-RECURSOS DE CAPITAL	618,000,000
0503 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A-INGRESOS CORRIENTES	31,521,277,506
B-RECURSOS DE CAPITAL	102,117,604,740
C-CONTRIBUCIONES PARAFISCALES	132,664,136,347
1102 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A-INGRESOS CORRIENTES	218,949,000,000
B-RECURSOS DE CAPITAL	58,173,000,000
1104 UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA	
A-INGRESOS CORRIENTES	23,700,000,000
B-RECURSOS DE CAPITAL	9,237,000,000
1204 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A-INGRESOS CORRIENTES	793,655,816,997
B-RECURSOS DE CAPITAL	19,627,924,572
1208 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A-INGRESOS CORRIENTES	108,590,800,000
B-RECURSOS DE CAPITAL	191,550,000
1309 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A-INGRESOS CORRIENTES	16,225,021,867
B-RECURSOS DE CAPITAL	10,531,445,765
1310 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A-INGRESOS CORRIENTES	5,207,697,500
B-RECURSOS DE CAPITAL	3,574,000,000
1313 SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A-INGRESOS CORRIENTES	185,935,778,243
B-RECURSOS DE CAPITAL	14,085,000,000
1503 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A-INGRESOS CORRIENTES	197,280,080,000
B-RECURSOS DE CAPITAL	94,364,649,000
1507 INSTITUTO CASAS FISCALES DEL EJERCITO	
A-INGRESOS CORRIENTES	33,916,000,000
B-RECURSOS DE CAPITAL	5,875,000,000
1508 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA	
A-INGRESOS CORRIENTES	2,332,000,000
B-RECURSOS DE CAPITAL	700,000,000
1510 CLUB MILITAR DE OFICIALES	
A-INGRESOS CORRIENTES	43,059,811,055
B-RECURSOS DE CAPITAL	500,000,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

1511	**CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**	
A-INGRESOS CORRIENTES		227,635,945,000
B-RECURSOS DE CAPITAL		31,087,000,000
1512	**FONDO ROTATORIO DE LA POLICIA**	
A-INGRESOS CORRIENTES		233,087,000,000
B-RECURSOS DE CAPITAL		106,332,000,000
1516	**SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA**	
A-INGRESOS CORRIENTES		19,179,000,000
B-RECURSOS DE CAPITAL		5,400,000,000
1519	**HOSPITAL MILITAR**	
A-INGRESOS CORRIENTES		281,562,527,000
B-RECURSOS DE CAPITAL		47,535,000,000
1520	**AGENCIA LOGISTICA DE LAS FUERZAS MILITARES**	
A-INGRESOS CORRIENTES		711,019,000,000
B-RECURSOS DE CAPITAL		3,063,000,000
1702	**INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**	
A-INGRESOS CORRIENTES		46,214,740,000
1715	**AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP**	
A-INGRESOS CORRIENTES		2,713,305,000
B-RECURSOS DE CAPITAL		739,000,000
1717	**AGENCIA NACIONAL DE TIERRAS - ANT**	
A-INGRESOS CORRIENTES		1,100,000,000
1718	**AGENCIA DE DESARROLLO RURAL - ADR**	
A-INGRESOS CORRIENTES		2,450,000,000
1903	**INSTITUTO NACIONAL DE SALUD (INS)**	
A-INGRESOS CORRIENTES		3,531,294,000
B-RECURSOS DE CAPITAL		1,194,333,850
1910	**SUPERINTENDENCIA NACIONAL DE SALUD**	
A-INGRESOS CORRIENTES		79,066 545,746
B-RECURSOS DE CAPITAL		33 847 407,854
1912	**INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA**	
A-INGRESOS CORRIENTES		120,305,408,000
B-RECURSOS DE CAPITAL		37,071,811,000
1913	**FONDO DE PREVISION SOCIAL DEL CONGRESO**	
A-INGRESOS CORRIENTES		15,907,233,000
B-RECURSOS DE CAPITAL		162,870,060,900
1914	**FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**	
A-INGRESOS CORRIENTES		95,218,617,000
B-RECURSOS DE CAPITAL		9,667,000,000

2103	SERVICIO GEOLÓGICO COLOMBIANO	
A-INGRESOS CORRIENTES		16,049,108,000
B-RECURSOS DE CAPITAL		7,400,694,000
2109	UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A-INGRESOS CORRIENTES		30,088,937,000
B-RECURSOS DE CAPITAL		1,279,000,000
2110	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
A-INGRESOS CORRIENTES		12,781,019,000
B-RECURSOS DE CAPITAL		29,140,971,000
2111	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
A-INGRESOS CORRIENTES		87,246,092,000
B-RECURSOS DE CAPITAL		337,033,000,000
2112	AGENCIA NACIONAL DE MINERÍA - ANM	
A-INGRESOS CORRIENTES		37,329,932,000
B-RECURSOS DE CAPITAL		4,599,520,000
2209	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
A-INGRESOS CORRIENTES		1,282,103,437
B-RECURSOS DE CAPITAL		3,411,520,196
2210	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
A-INGRESOS CORRIENTES		423,500,568
B-RECURSOS DE CAPITAL		125,970,000
2234	ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL	
A-INGRESOS CORRIENTES		12,875,362,416
B-RECURSOS DE CAPITAL		218,730,000
2238	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A-INGRESOS CORRIENTES		725,374,765
B-RECURSOS DE CAPITAL		242,810,000
2239	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A-INGRESOS CORRIENTES		1,483,909,268
B-RECURSOS DE CAPITAL		1,802,250,000
2241	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A-INGRESOS CORRIENTES		7,041,432,285
B-RECURSOS DE CAPITAL		1,919,000,000
2242	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A-INGRESOS CORRIENTES		1,728,774,968
B-RECURSOS DE CAPITAL		57,000,000
2306	FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
A-INGRESOS CORRIENTES		970,611,451,043
B-RECURSOS DE CAPITAL		254,237,400,000
2309	AGENCIA NACIONAL DEL ESPECTRO - ANE	
A-INGRESOS CORRIENTES		24,805,019,892

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

2310 AUTORIDAD NACIONAL DE TELEVISION ANTV	
A-INGRESOS CORRIENTES	233.607.857.317
B-RECURSOS DE CAPITAL	53.427.400.000
2402 INSTITUTO NACIONAL DE VIAS	
A-INGRESOS CORRIENTES	423.364.416.539
B-RECURSOS DE CAPITAL	279.804.498.002
2412 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A-INGRESOS CORRIENTES	996.349.029.533
B-RECURSOS DE CAPITAL	252.547.300.000
2413 AGENCIA NACIONAL DE INFRAESTRUCTURA	
A-INGRESOS CORRIENTES	263.122.200.000
B-RECURSOS DE CAPITAL	192.000.000
2416 AGENCIA NACIONAL DE SEGURIDAD VIAL	
A-INGRESOS CORRIENTES	116.647.608.319
2417 SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE	
A-INGRESOS CORRIENTES	44.924.112.150
2602 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A-INGRESOS CORRIENTES	24.905.471.725
2802 FONDO ROTATORIO DE LA REGISTRADURIA	
A-INGRESOS CORRIENTES	54.070.057.948
B-RECURSOS DE CAPITAL	22.210.496.023
2803 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B-RECURSOS DE CAPITAL	15.741.704.000
2902 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A-INGRESOS CORRIENTES	10.056.324.773
B-RECURSOS DE CAPITAL	725.105.000
3202 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A-INGRESOS CORRIENTES	6.960.363.000
B-RECURSOS DE CAPITAL	2.735.617.000
3204 FONDO NACIONAL AMBIENTAL	
A-INGRESOS CORRIENTES	44.412.841.000
B-RECURSOS DE CAPITAL	56.548.976.000
3304 ARCHIVO GENERAL DE LA NACION	
A-INGRESOS CORRIENTES	5.979.062.015
B-RECURSOS DE CAPITAL	3.614.400.000
3305 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A-INGRESOS CORRIENTES	4.379.079.226
3307 INSTITUTO CARO Y CUERVO	
A-INGRESOS CORRIENTES	853.058.151
B-RECURSOS DE CAPITAL	93.852.630

3502	SUPERINTENDENCIA DE SOCIEDADES	
	A-INGRESOS CORRIENTES	123,586,675,343
	B-RECURSOS DE CAPITAL	6,884,499,990
3503	SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
	A-INGRESOS CORRIENTES	106,005,696,653
	B-RECURSOS DE CAPITAL	50,850,000,000
3504	UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
	A-INGRESOS CORRIENTES	6,053,050,000
	B-RECURSOS DE CAPITAL	14,771,000,000
3505	INSTITUTO NACIONAL DE METROLOGÍA - INM	
	A-INGRESOS CORRIENTES	1,603,000,000
3602	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
	A-INGRESOS CORRIENTES	426,374,674,889
	B-RECURSOS DE CAPITAL	413,020,000,000
	C-CONTRIBUCIONES PARAFISCALES	957,385,000,000
3708	UNIDAD NACIONAL DE PROTECCION - UNP	
	A-INGRESOS CORRIENTES	65,050,000,000
3801	COMISION NACIONAL DEL SERVICIO CIVIL	
	A-INGRESOS CORRIENTES	49,699,114,027
	B-RECURSOS DE CAPITAL	900,000,000
4104	UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS	
	A-INGRESOS CORRIENTES	45,000,000,000
4106	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
	A-INGRESOS CORRIENTES	3,447,960,082
	B-RECURSOS DE CAPITAL	715,340,695,134
	C-CONTRIBUCIONES PARAFISCALES	2,063,830,483,971
	III - TOTAL INGRESOS	224,421,672,312,697

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2017 en la suma de CINCO BILLONES CIENTO TREINTA MIL DOSCIENTOS TREINTA Y CUATRO MILLONES DE PESOS MONEDA LEGAL ($5.130.234.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2017 una suma por valor de: de DOSCIENTOS VEINTICUATRO BILLONES CUATROCIENTOS VEINTIUN MIL SEISCIENTOS SETENTA Y DOS MILLONES TRESCIENTOS DOCE MIL SEISCIENTOS NOVENTA Y SIETE PESOS MONEDA LEGAL ($224,421,672,312,697), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			431,202,577,794		431,202,577,794
C. PRESUPUESTO DE INVERSION			68,223,303,705		68,223,303,705
0101		MEJORAMIENTO DE LA EFICIENCIA Y LA TRANSPARENCIA LEGISLATIVA	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
0199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR CONGRESO DE LA REPUBLICA	65,223,303,705		65,223,303,705
	1000	INTERSUBSECTORIAL GOBIERNO	65,223,303,705		65,223,303,705
TOTAL PRESUPUESTO SECCION			499,425,881,499		499,425,881,499
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			168,930,000,000		168,930,000,000
C. PRESUPUESTO DE INVERSION			54,063,730,451		54,063,730,451
0201		ARTICULACION Y FORTALECIMIENTO DE LA RESPUESTA DEL ESTADO EN MATERIA DE DERECHOS HUMANOS DESDE EL SECTOR PRESIDENCIA	678,231,200		678,231,200
	1000	INTERSUBSECTORIAL GOBIERNO	678,231,200		678,231,200
0202		GESTION DE ESPACIOS PARA FORTALECER EL DESARROLLO INTEGRAL DE LA PRIMERA INFANCIA DESDE EL SECTOR PRESIDENCIA	32,886,962,000		32,886,962,000
	1000	INTERSUBSECTORIAL GOBIERNO	32,886,962,000		32,886,962,000
0203		CONSOLIDACIÓN DE LA LUCHA CONTRA LA CORRUPCION DESDE EL SECTOR PRESIDENCIA	3,400,000,000		3,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,400,000,000		3,400,000,000
0204		GESTION PARA IMPULSAR EL DESARROLLO INTEGRAL DE LOS Y LAS JOVENES DESDE EL SECTOR PRESIDENCIA	239,763,400		239,763,400
	1000	INTERSUBSECTORIAL GOBIERNO	239,763,400		239,763,400
0205		FORTALECIMIENTO DE LAS CAPACIDADES INSTITUCIONALES EN TRANSVERSALIZACION DEL ENFOQUE DE GENERO DENTRO DE LAS ENTIDADES DE LOS NIVELES NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA	374,218,611		374,218,611
	1000	INTERSUBSECTORIAL GOBIERNO	374,218,611		374,218,611
0206		ACCIÓN INTEGRAL CONTRA MINAS ANTIPERSONAL COMO MECANISMO DE TRANSICIÓN HACIA LA PAZ TERRITORIAL DESDE EL SECTOR PRESIDENCIA	1,262,614,511		1,262,614,511
	1000	INTERSUBSECTORIAL GOBIERNO	1,262,614,511		1,262,614,511
0299		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR PRESIDENCIA	15,221,940,729		15,221,940,729
	1000	INTERSUBSECTORIAL GOBIERNO	15,221,940,729		15,221,940,729
TOTAL PRESUPUESTO SECCION			222,993,730,451		222,993,730,451

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0209			
		AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	25,374,000,000		25,374,000,000
		C. PRESUPUESTO DE INVERSION	6,579,051,865	35,454,000,000	42,033,051,865
0208		GESTIÓN DE LA COOPERACIÓN INTERNACIONAL DEL SECTOR PRESIDENCIA	6,579,051,865	35,454,000,000	42,033,051,865
	1000	INTERSUBSECTORIAL GOBIERNO	6,579,051,865	35,454,000,000	42,033,051,865
		TOTAL PRESUPUESTO SECCION	31,953,051,865	35,454,000,000	67,407,051,865
		SECCION: 0211			
		UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	84,170,000,000		84,170,000,000
		C. PRESUPUESTO DE INVERSION	1,120,540,773		1,120,540,773
0207		PREVENCION Y MITIGACION DEL RIESGO DE DESASTRES DESDE EL SECTOR PRESIDENCIA	1,120,540,773		1,120,540,773
	1000	INTERSUBSECTORIAL GOBIERNO	1,120,540,773		1,120,540,773
		TOTAL PRESUPUESTO SECCION	85,290,540,773		85,290,540,773
		SECCION: 0212			
		AGENCIA COLOMBIANA PARA LA REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	126,172,692,333		126,172,692,333
		C. PRESUPUESTO DE INVERSION	1,655,637,121		1,655,637,121
0211		REINTEGRACION DE PERSONAS Y GRUPOS ALZADOS EN ARMAS DESDE EL SECTOR PRESIDENCIA	1,655,637,121		1,655,637,121
	1000	INTERSUBSECTORIAL GOBIERNO	1,655,637,121		1,655,637,121
		TOTAL PRESUPUESTO SECCION	127,828,329,454		127,828,329,454
		SECCION: 0213			
		AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,436,950,000		4,436,950,000
		C. PRESUPUESTO DE INVERSION		4,713,000,000	4,713,000,000
0209		FORTALECIMIENTO DE LA INFRAESTRUCTURA FISICA DE LAS ENTIDADES DEL ESTADO DEL NIVEL NACIONAL DESDE EL SECTOR PRESIDENCIA		4,713,000,000	4,713,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,713,000,000	4,713,000,000
		TOTAL PRESUPUESTO SECCION	4,436,950,000	4,713,000,000	9,149,950,000
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	65,594,398,000		65,594,398,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			308,993,280,129		308,993,280,129
0301		MEJORAMIENTO DE LA PLANEACION TERRITORIAL, SECTORIAL Y DE INVERSION PUBLICA	297,173,252,221		297,173,252,221
	1000	INTERSUBSECTORIAL GOBIERNO	297,173,252,221		297,173,252,221
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN	11,820,027,908		11,820,027,908
	1000	INTERSUBSECTORIAL GOBIERNO	11,820,027,908		11,820,027,908
TOTAL PRESUPUESTO SECCION			374,587,678,129		374,587,678,129

SECCION: 0303

UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8,745,034,382		8,745,034,382
C. PRESUPUESTO DE INVERSION			9,000,000,000		9,000,000,000
0304		FORTALECIMIENTO DEL SISTEMA DE COMPRA PÚBLICA	9,000,000,000		9,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			17,745,034,382		17,745,034,382

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				107,900,848,000	107,900,848,000
C. PRESUPUESTO DE INVERSION				17,997,504,845	17,997,504,845
0303		PROMOCIÓN DE LA PRESTACION EFICIENTE DE LOS SERVICIOS PÚBLICOS DOMICILIARIOS		13,132,000,000	13,132,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		13,132,000,000	13,132,000,000
0399		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR PLANEACION		4,865,504,845	4,865,504,845
	1000	INTERSUBSECTORIAL GOBIERNO		4,865,504,845	4,865,504,845
TOTAL PRESUPUESTO SECCION				125,898,352,845	125,898,352,845

SECCION: 0325

FONDO NACIONAL DE REGALIAS EN LIQUIDACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			938,809,000		938,809,000
C. PRESUPUESTO DE INVERSION			40,000,000,000		40,000,000,000
0302		OPTIMIZACION DE LOS PROCESOS Y RECURSOS DE INVERSIÓN PUBLICA	40,000,000,000		40,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,000,000,000		40,000,000,000
TOTAL PRESUPUESTO SECCION			40,938,809,000		40,938,809,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0401			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)			
A. PRESUPUESTO DE FUNCIONAMIENTO			72,431,935,596		72,431,935,596
C. PRESUPUESTO DE INVERSION			84,509,213,611		84,509,213,611
0401		LEVANTAMIENTO Y ACTUALIZACION DE INFORMACION ESTADISTICA DE CALIDAD	75,600,000,000		75,600,000,000
	1003	PLANIFICACION Y ESTADISTICA	75,600,000,000		75,600,000,000
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR INFORMACION ESTADÍSTICA	8,909,213,611		8,909,213,611
	1003	PLANIFICACION Y ESTADISTICA	8,909,213,611		8,909,213,611
TOTAL PRESUPUESTO SECCION			156,941,149,207		156,941,149,207
		SECCION: 0402			
		FONDO ROTATORIO DEL DANE			
A. PRESUPUESTO DE FUNCIONAMIENTO				357,013,183	357,013,183
C. PRESUPUESTO DE INVERSION				7,400,000,000	7,400,000,000
0401		LEVANTAMIENTO Y ACTUALIZACION DE INFORMACION ESTADISTICA DE CALIDAD		7,400,000,000	7,400,000,000
	1003	PLANIFICACION Y ESTADISTICA		7,400,000,000	7,400,000,000
TOTAL PRESUPUESTO SECCION				7,757,013,183	7,757,013,183
		SECCION: 0403			
		INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A. PRESUPUESTO DE FUNCIONAMIENTO			50,257,135,626	3,459,179,428	53,716,315,054
C. PRESUPUESTO DE INVERSION			44,604,446,292	42,505,000,000	87,109,446,292
0402		LEVANTAMIENTO, ACTUALIZACION, Y ACCESO A INFORMACION GEOGRAFICA Y CARTOGRÁFICA	7,592,593,457	39,745,000,000	47,337,593,457
	1003	PLANIFICACION Y ESTADISTICA	7,592,593,457	39,745,000,000	47,337,593,457
0403		LEVANTAMIENTO, ACTUALIZACIÓN Y ACCESO A INFORMACION AGROLÓGICA	6,188,000,000	245,000,000	6,433,000,000
	1003	PLANIFICACION Y ESTADÍSTICA	6,188,000,000	245,000,000	6,433,000,000
0404		LEVANTAMIENTO, ACTUALIZACION Y ADMINISTRACION DE LA INFORMACION CATASTRAL	14,076,000,000	90,000,000	14,166,000,000
	1003	PLANIFICACION Y ESTADISTICA	14,076,000,000	90,000,000	14,166,000,000
0405		DESARROLLO, INNOVACION Y TRANSFERENCIA DE CONOCIMIENTO GEOESPACIAL	747,852,835	739,000,000	1,486,852,835
	1003	PLANIFICACION Y ESTADISTICA	747,852,835	739,000,000	1,486,852,835
0499		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR INFORMACION ESTADISTICA	16,000,000,000	1,686,000,000	17,686,000,000
	1003	PLANIFICACION Y ESTADISTICA	16,000,000,000	1,686,000,000	17,686,000,000
TOTAL PRESUPUESTO SECCION			94,861,581,918	45,964,179,428	140,825,761,346

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			17,180,475,896		17,180,475,896
C. PRESUPUESTO DE INVERSION			12,323,561,481		12,323,561,481
0501		MEJORAMIENTO Y FORTALECIMIENTO DEL SISTEMA DE EMPLEO Y LA GERENCIA PUBLICA	2,500,000,000		2,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,500,000,000		2,500,000,000
0502		GESTION PUBLICA MODERNA, EFICIENTE, TRANSPARENTE Y PARTICIPATIVA	5,353,464,481		5,353,464,481
	1000	INTERSUBSECTORIAL GOBIERNO	5,353,464,481		5,353,464,481
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR EMPLEO PÚBLICO	4,470,097,000		4,470,097,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,470,097,000		4,470,097,000
TOTAL PRESUPUESTO SECCION			29,504,037,377		29,504,037,377

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				47,543,018,593	47,543,018,593
C. PRESUPUESTO DE INVERSION				218,760,000,000	218,760,000,000
0501		MEJORAMIENTO Y FORTALECIMIENTO DEL SISTEMA DE EMPLEO Y LA GERENCIA PUBLICA		9,500,000,000	9,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,500,000,000	9,500,000,000
0503		MEJORAMIENTO DE LA CALIDAD EDUCATIVA EN GESTIÓN PÚBLICA		202,479,000,000	202,479,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		202,479,000,000	202,479,000,000
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR EMPLEO PUBLICO		6,781,000,000	6,781,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		6,781,000,000	6,781,000,000
TOTAL PRESUPUESTO SECCION				266,303,018,593	266,303,018,593

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			382,151,000,000		382,151,000,000
TOTAL PRESUPUESTO SECCION			382,151,000,000		382,151,000,000

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			58,822,000,000	246,122,000,000	304,944,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			44,494,590,006	31,000,000,000	75,494,590,006
1102		POSICIONAMIENTO EN INSTANCIAS GLOBALES, MULTILATERALES, REGIONALES Y SUBREGIONALES	1,300,000,000		1,300,000,000
	1002	RELACIONES EXTERIORES	1,300,000,000		1,300,000,000
1103		POLITICA MIGRATORIA Y SERVICIO AL CIUDADANO	4,500,000,000	1,500,000,000	6,000,000,000
	1002	RELACIONES EXTERIORES	4,500,000,000	1,500,000,000	6,000,000,000
1104		SOBERANIA TERRITORIAL Y DESARROLLO FRONTERIZO	846,588,866	17,154,000,000	18,000,588,866
	1002	RELACIONES EXTERIORES	846,588,866	17,154,000,000	18,000,588,866
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR RELACIONES EXTERIORES	37,848,001,140	12,346,000,000	50,194,001,140
	1002	RELACIONES EXTERIORES	37,848,001,140	12,346,000,000	50,194,001,140
TOTAL PRESUPUESTO SECCION			103,316,590,006	277,122,000,000	380,438,590,006

SECCION: 1104

UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			70,021,000,000	18,765,000,000	88,786,000,000
C. PRESUPUESTO DE INVERSION			4,789,610,151	14,172,000,000	18,961,610,151
1103		POLITICA MIGRATORIA Y SERVICIO AL CIUDADANO		900,000,000	900,000,000
	1002	RELACIONES EXTERIORES		900,000,000	900,000,000
1199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR RELACIONES EXTERIORES	4,789,610,151	13,272,000,000	18,061,610,151
	1002	RELACIONES EXTERIORES	4,789,610,151	13,272,000,000	18,061,610,151
TOTAL PRESUPUESTO SECCION			74,810,610,151	32,937,000,000	107,747,610,151

SECCION: 1201

MINISTERIO DE JUSTICIA Y DEL DERECHO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			56,911,306,718		56,911,306,718
C. PRESUPUESTO DE INVERSION			21,312,561,093		21,312,561,093
1202		PROMOCION AL ACCESO A LA JUSTICIA	7,883,493,054		7,883,493,054
	0800	INTERSUBSECTORIAL JUSTICIA	7,883,493,054		7,883,493,054
1203		PROMOCION DE LOS METODOS DE RESOLUCION DE CONFLICTOS	3,198,950,624		3,198,950,624
	0800	INTERSUBSECTORIAL JUSTICIA	3,198,950,624		3,198,950,624
1204		JUSTICIA TRANSICIONAL	3,779,920,000		3,779,920,000
	0800	INTERSUBSECTORIAL JUSTICIA	3,779,920,000		3,779,920,000
1207		FORTALECIMIENTO DE LA POLÍTICA CRIMINAL DEL ESTADO COLOMBIANO	4,343,000,000		4,343,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	4,343,000,000		4,343,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR JUSTICIA Y DEL DERECHO	2,107,197,115		2,107,197,415
	0800	INTERSUBSECTORIAL JUSTICIA	2,107,197,415		2,107,197,415
TOTAL PRESUPUESTO SECCION			78,223,867,811		78,223,867,811

SECCION: 1204

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				239,375,941,569	239,375,941,569
C. PRESUPUESTO DE INVERSION				573,907,800,000	573,907,800,000
1204		JUSTICIA TRANSICIONAL		9,640,800,000	9,640,800,000
	0800	INTERSUBSECTORIAL JUSTICIA		9,640,800,000	9,640,800,000
1209		MODERNIZACION DE LA INFORMACION INMOBILIARIA		25,462,351,463	25,462,351,463
	0800	INTERSUBSECTORIAL JUSTICIA		25,462,351,463	25,462,351,463
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO		538,804,648,537	538,804,648,537
	0800	INTERSUBSECTORIAL JUSTICIA		538,804,648,537	538,804,648,537
TOTAL PRESUPUESTO SECCION				813,283,741,569	813,283,741,569

SECCION: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			841,613,391,071	108,782,350,000	950,395,741,071
C. PRESUPUESTO DE INVERSION			3,371,315,288		3,371,315,288
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	1,241,565,288		1,241,565,288
	0800	INTERSUBSECTORIAL JUSTICIA	1,241,565,288		1,241,565,288
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR JUSTICIA Y DEL DERECHO	2,129,750,000		2,129,750,000
	0800	INTERSUBSECTORIAL JUSTICIA	2,129,750,000		2,129,750,000
TOTAL PRESUPUESTO SECCION			844,984,706,359	108,782,350,000	953,767,056,359

SECCION: 1210

UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURIDICA DEL ESTADO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			31,373,178,190		31,373,178,190
C. PRESUPUESTO DE INVERSION			7,387,956,510		7,387,956,510
1205		DEFENSA JURÍDICA DEL ESTADO	7,387,956,510		7,387,956,510
	0800	INTERSUBSECTORIAL JUSTICIA	7,387,956,510		7,387,956,510
TOTAL PRESUPUESTO SECCION			38,761,134,700		38,761,134,700

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1211			
		UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - USPEC			
A. PRESUPUESTO DE FUNCIONAMIENTO			**614,494,320,343**		**614,494,320,343**
C. PRESUPUESTO DE INVERSION			**314,878,374,431**		**314,878,374,431**
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	314,478,374,431		314,478,374,431
	0800	INTERSUBSECTORIAL JUSTICIA	314,478,374,431		314,478,374,431
1299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR JUSTICIA Y DEL DERECHO	400,000,000		400,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			**929,372,694,774**		**929,372,694,774**
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**20,665,270,321,591**		**20,665,270,321,591**
C. PRESUPUESTO DE INVERSION			**1,733,941,021,004**		**1,733,941,021,004**
1301		POLITICA MACROECONOMICA Y FISCAL	21,117,853,808		21,117,853,808
	1000	INTERSUBSECTORIAL GOBIERNO	21,117,853,808		21,117,853,808
1302		GESTIÓN DE RECURSOS PÚBLICOS	1,697,574,070,783		1,697,574,070,783
	0600	INTERSUBSECTORIAL TRANSPORTE	351,442,035,208		351,442,035,208
	1000	INTERSUBSECTORIAL GOBIERNO	1,346,132,035,575		1,346,132,035,575
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PUBLICOS	1,405,143,625		1,405,143,625
	1000	INTERSUBSECTORIAL GOBIERNO	1,405,143,625		1,405,143,625
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	13,843,952,788		13,843,952,788
	1000	INTERSUBSECTORIAL GOBIERNO	13,843,952,788		13,843,952,788
TOTAL PRESUPUESTO SECCION			**22,399,211,342,595**		**22,399,211,342,595**
		SECCION: 1308			
		UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**12,114,711,978**		**12,114,711,978**
C. PRESUPUESTO DE INVERSION			**12,100,000,000**		**12,100,000,000**
1301		POLITICA MACROECONOMICA Y FISCAL	11,450,000,000		11,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	11,450,000,000		11,450,000,000
1399		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR HACIENDA	650,000,000		650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	650,000,000		650,000,000
TOTAL PRESUPUESTO SECCION			**24,214,711,978**		**24,214,711,978**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1309			
		SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				14,007,515,941	14,007,515,941
C. PRESUPUESTO DE INVERSION				12,748,951,691	12,748,951,691
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		7,315,611,470	7,315,611,470
	1000	INTERSUBSECTORIAL GOBIERNO		7,315,611,470	7,315,611,470
1399		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR HACIENDA		5,433,340,221	5,433,340,221
	1000	INTERSUBSECTORIAL GOBIERNO		5,433,340,221	5,433,340,221
TOTAL PRESUPUESTO SECCION				26,756,467,632	26,756,467,632
		SECCION: 1310			
		UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,000,100,455,087	8,781,697,500	1,008,882,152,587
C. PRESUPUESTO DE INVERSION			255,968,868,369		255,968,868,369
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACION	249,368,868,369		249,368,868,369
	1000	INTERSUBSECTORIAL GOBIERNO	249,368,868,369		249,368,868,369
1399		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR HACIENDA	6,600,000,000		6,600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,600,000,000		6,600,000,000
TOTAL PRESUPUESTO SECCION			1,256,069,323,456	8,781,697,500	1,264,851,020,956
		SECCION: 1312			
		UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A. PRESUPUESTO DE FUNCIONAMIENTO			8,293,349,014		8,293,349,014
C. PRESUPUESTO DE INVERSION			1,723,840,000		1,723,840,000
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	1,723,840,000		1,723,840,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,723,840,000		1,723,840,000
TOTAL PRESUPUESTO SECCION			10,017,189,014		10,017,189,014
		SECCION: 1313			
		SUPERINTENDENCIA FINANCIERA DE COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				184,209,778,243	184,209,778,243
C. PRESUPUESTO DE INVERSION				15,811,000,000	15,811,000,000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		15,811,000,000	15,811,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		15,811,000,000	15,811,000,000
TOTAL PRESUPUESTO SECCION				200,020,778,243	200,020,778,243

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP			
A. PRESUPUESTO DE FUNCIONAMIENTO			162,624,741,000		162,624,741,000
C. PRESUPUESTO DE INVERSION			7,292,551,342		7,292,551,342
1399		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR HACIENDA	7,292,551,342		7,292,551,342
	1000	INTERSUBSECTORIAL GOBIERNO	7,292,551,342		7,292,551,342
TOTAL PRESUPUESTO SECCION			169,917,292,342		169,917,292,342
		SECCION: 1315			
		FONDO ADAPTACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			26,525,121,079		26,525,121,079
C. PRESUPUESTO DE INVERSION			530,000,000,000		530,000,000,000
1303		REDUCCION DE LA VULNERABILIDAD FISCAL ANTE DESASTRES Y RIESGOS CLIMATICOS	530,000,000,000		530,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	530,000,000,000		530,000,000,000
TOTAL PRESUPUESTO SECCION			556,525,121,079		556,525,121,079
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			51,524,624,717,053		51,524,624,717,053
TOTAL PRESUPUESTO SECCION			51,524,624,717,053		51,524,624,717,053
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			12,121,272,080,000		12,121,272,080,000
C. PRESUPUESTO DE INVERSION			727,922,632,860		727,922,632,860
1502		CAPACIDADES DE LAS FUERZAS MILITARES EN SEGURIDAD PUBLICA Y DEFENSA EN EL TERRITORIO NACIONAL	651,430,767,960		651,430,767,960
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	651,430,767,960		651,430,767,960
1504		DESARROLLO MARITIMO, FLUVIAL Y COSTERO DESDE EL SECTOR DEFENSA	34,000,000,000		34,000,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	34,000,000,000		34,000,000,000
1505		GENERACION DE BIENESTAR PARA LA FUERZA PUBLICA Y SUS FAMILIAS	8,055,000,000		8,055,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	8,055,000,000		8,055,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO	4,500,000,000		4,500,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,500,000,000		4,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	29,936,864,900		29,936,864,900
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	29,936,864,900		29,936,864,900
TOTAL PRESUPUESTO SECCION			12,849,194,712,860		12,849,194,712,860

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,309,000,000,000	281,189,229,000	2,590,189,229,000
C. PRESUPUESTO DE INVERSION				10,455,500,000	10,455,500,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		4,825,500,000	4,825,500,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,825,500,000	4,825,500,000
1599		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		5,630,000,000	5,630,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,630,000,000	5,630,000,000
TOTAL PRESUPUESTO SECCION			2,309,000,000,000	291,644,729,000	2,600,644,729,000

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				28,054,000,000	28,054,000,000
C. PRESUPUESTO DE INVERSION				11,737,000,000	11,737,000,000
1505		GENERACION DE BIENESTAR PARA LA FUERZA PUBLICA Y SUS FAMILIAS		10,387,000,000	10,387,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,387,000,000	10,387,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		1,350,000,000	1,350,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,350,000,000	1,350,000,000
TOTAL PRESUPUESTO SECCION				39,791,000,000	39,791,000,000

SECCION: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			20,556,000,000	2,512,000,000	23,068,000,000
C. PRESUPUESTO DE INVERSION			1,000,000,000	520,000,000	1,520,000,000
1506		GESTION DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	604,167,080		604,167,080
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	604,167,080		604,167,080
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO	395,832,920	520,000,000	915,832,920
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	395,832,920	520,000,000	915,832,920
TOTAL PRESUPUESTO SECCION			21,556,000,000	3,032,000,000	24,588,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1510 **CLUB MILITAR DE OFICIALES**			
		A. PRESUPUESTO DE FUNCIONAMIENTO		42,726,811,055	42,726,811,055
		C. PRESUPUESTO DE INVERSION		833,000,000	833,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		833,000,000	833,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		833,000,000	833,000,000
		TOTAL PRESUPUESTO SECCION		43,559,811,055	43,559,811,055
		SECCION: 1511 **CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,564,338,000,000	251,582,294,000	2,815,920,294,000
		C. PRESUPUESTO DE INVERSION		7,140,651,000	7,140,651,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		7,140,651,000	7,140,651,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		7,140,651,000	7,140,651,000
		TOTAL PRESUPUESTO SECCION	2,564,338,000,000	258,722,945,000	2,823,060,945,000
		SECCION: 1512 **FONDO ROTATORIO DE LA POLICIA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO		333,087,000,000	333,087,000,000
		C. PRESUPUESTO DE INVERSION		6,332,000,000	6,332,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		6,332,000,000	6,332,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,332,000,000	6,332,000,000
		TOTAL PRESUPUESTO SECCION		339,419,000,000	339,419,000,000
		SECCION: 1516 **SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA**			
		A. PRESUPUESTO DE FUNCIONAMIENTO		19,179,000,000	19,179,000,000
		C. PRESUPUESTO DE INVERSION		5,400,000,000	5,400,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		5,400,000,000	5,400,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,400,000,000	5,400,000,000
		TOTAL PRESUPUESTO SECCION		24,579,000,000	24,579,000,000
		SECCION: 1519 **HOSPITAL MILITAR**			
		A. PRESUPUESTO DE FUNCIONAMIENTO	18,679,000,000	299,593,646,000	318,272,646,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				29,503,881,000	29,503,881,000
1505		GENERACION DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		25,543,881,000	25,543,881,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		25,543,881,000	25,543,881,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		3,960,000,000	3,960,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,960,000,000	3,960,000,000
TOTAL PRESUPUESTO SECCION			18,679,000,000	329,097,527,000	347,776,527,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				707,160,000,000	707,160,000,000
C. PRESUPUESTO DE INVERSION				6,922,000,000	6,922,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		6,922,000,000	6,922,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,922,000,000	6,922,000,000
TOTAL PRESUPUESTO SECCION				714,082,000,000	714,082,000,000

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			8,632,781,000,000		8,632,781,000,000
C. PRESUPUESTO DE INVERSION			198,263,811,072		198,263,811,072
1501		CAPACIDADES DE LA POLICÍA NACIONAL EN SEGURIDAD PÚBLICA, PREVENCIÓN, CONVIVENCIA Y SEGURIDAD CIUDADANA	182,163,367,140		182,163,367,140
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	182,163,367,140		182,163,367,140
1505		GENERACION DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	16,100,443,932		16,100,443,932
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	16,100,443,932		16,100,443,932
TOTAL PRESUPUESTO SECCION			8,831,044,811,072		8,831,044,811,072

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			285,239,680,000		285,239,680,000
C. PRESUPUESTO DE INVERSION			840,725,077,396		840,725,077,396
1701		MEJORAMIENTO DE LA HABITABILIDAD RURAL	371,644,080,000		371,644,080,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	371,644,080,000		371,644,080,000
1702		INCLUSION PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	246,771,711,665		246,771,711,665
	1100	INTERSUBSECTORIAL AGROPECUARIO	246,771,711,665		246,771,711,665

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1703		SERVICIOS FINANCIEROS Y GESTION DEL RIESGO PARA LAS ACTIVIDADES AGROPECUARIAS Y RURALES	129,078,605,731		129,078,605,731
	1100	INTERSUBSECTORIAL AGROPECUARIO	129,078,605,731		129,078,605,731
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	10,850,000,000		10,850,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,850,000,000		10,850,000,000
1706		APROVECHAMIENTO DE MERCADOS EXTERNOS	300,000,000		300,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	300,000,000		300,000,000
1708		CIENCIA, TECNOLOGIA E INNOVACION AGROPECUARIA	4,100,000,000		4,100,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,100,000,000		1,100,000,000
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACION	51,000,000,000		51,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	51,000,000,000		51,000,000,000
1799		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR AGROPECUARIO	26,980,680,000		26,980,680,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	26,980,680,000		26,980,680,000
TOTAL PRESUPUESTO SECCION			1,125,964,757,396		1,125,964,757,396

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			86,835,693,333	9,328,740,000	96,164,433,333
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			229,000,000		229,000,000
C. PRESUPUESTO DE INVERSION			83,500,000,000	36,886,000,000	120,386,000,000
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	65,700,000,000	28,886,000,000	94,586,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	65,700,000,000	28,886,000,000	94,586,000,000
1708		CIENCIA, TECNOLOGIA E INNOVACION AGROPECUARIA	2,800,000,000		2,800,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,800,000,000		2,800,000,000
1799		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR AGROPECUARIO	15,000,000,000	8,000,000,000	23,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	15,000,000,000	8,000,000,000	23,000,000,000
TOTAL PRESUPUESTO SECCION			170,564,693,333	46,214,740,000	216,779,433,333

SECCION: 1715

AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			10,844,483,333	429,305,000	11,273,788,333
C. PRESUPUESTO DE INVERSION			23,387,026,487	1,023,000,000	26,410,026,487
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
1708		CIENCIA, TECNOLOGÍA E INNOVACION AGROPECUARIA	4,685,459,270		4,685,459,270
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,685,459,270		4,685,459,270

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	13,862,864,538	3,023,000,000	16,885,864,538
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,862,864,538	3,023,000,000	16,885,864,538
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	1,338,702,679		1,338,702,679
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,338,702,679		1,338,702,679
TOTAL PRESUPUESTO SECCION			34,231,509,820	3,452,305,000	37,683,814,820

SECCION: 1716

UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			46,515,150,000		46,515,150,000
C. PRESUPUESTO DE INVERSION			173,316,167,905		173,316,167,905
1705		RESTITUCIÓN DE TIERRAS A VÍCTIMAS DEL CONFLICTO ARMADO	173,316,167,905		173,316,167,905
	1100	INTERSUBSECTORIAL AGROPECUARIO	173,316,167,905		173,316,167,905
TOTAL PRESUPUESTO SECCION			219,831,317,905		219,831,317,905

SECCION: 1717

AGENCIA NACIONAL DE TIERRAS - ANT

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			20,222,716,667		20,222,716,667
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			106,000,000		106,000,000
C. PRESUPUESTO DE INVERSION			165,000,000,000	1,100,000,000	166,100,000,000
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	161,300,000,000	1,100,000,000	162,400,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	161,300,000,000	1,100,000,000	162,400,000,000
1799		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR AGROPECUARIO	3,700,000,000		3,700,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,700,000,000		3,700,000,000
TOTAL PRESUPUESTO SECCION			185,328,716,667	1,100,000,000	186,428,716,667

SECCION: 1718

AGENCIA DE DESARROLLO RURAL - ADR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			18,241,400,000		18,241,400,000
C. PRESUPUESTO DE INVERSION			275,000,000,000	2,460,000,000	277,460,000,000
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	107,043,553,122		107,043,553,122
	1100	INTERSUBSECTORIAL AGROPECUARIO	107,043,553,122		107,043,553,122
1708		CIENCIA, TECNOLOGIA E INNOVACION AGROPECUARIA	43,750,000,000		43,750,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	43,750,000,000		43,750,000,000
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	107,682,822,194	2,460,000,000	110,142,822,194
	1100	INTERSUBSECTORIAL AGROPECUARIO	107,682,822,194	2,460,000,000	110,142,822,194

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR AGROPECUARIO	16,523,624,684		16,523,624,684
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,523,624,684		16,523,624,684
TOTAL PRESUPUESTO SECCION			293,241,400,000	2,460,000,000	295,701,400,000

SECCION: 1719

AGENCIA DE RENOVACION DEL TERRITORIO - ART

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,803,300,000		2,803,300,000
TOTAL PRESUPUESTO SECCION			2,803,300,000		2,803,300,000

SECCION: 1901

MINISTERIO DE SALUD Y PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			12,157,480,835,814		12,157,480,835,814
C. PRESUPUESTO DE INVERSION			315,590,784,388		315,590,784,388
1901		SALUD PÚBLICA Y PRESTACION DE SERVICIOS	277,187,241,798		277,187,241,798
	0300	INTERSUBSECTORIAL SALUD	277,187,241,798		277,187,241,798
1902		ASEGURAMIENTO Y ADMINISTRACION DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS	10,976,406,491		10,976,406,491
	0300	INTERSUBSECTORIAL SALUD	10,976,406,491		10,976,406,491
1999		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR SALUD Y PROTECCION SOCIAL	27,427,136,099		27,427,136,099
	0300	INTERSUBSECTORIAL SALUD	27,427,136,099		27,427,136,099
TOTAL PRESUPUESTO SECCION			12,473,071,620,202		12,473,071,620,202

SECCION: 1903

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			28,250,344,000	2,086,853,000	30,337,197,000
C. PRESUPUESTO DE INVERSION			11,127,924,735	2,638,774,850	13,766,699,585
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	5,022,493,145	1,608,774,850	6,631,267,995
	0300	INTERSUBSECTORIAL SALUD	5,022,493,145	1,608,774,850	6,631,267,995
1903		INSPECCION, VIGILANCIA Y CONTROL	2,226,190,800	200,000,000	2,426,190,800
	0300	INTERSUBSECTORIAL SALUD	2,226,190,800	200,000,000	2,426,190,800
1999		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR SALUD Y PROTECCION SOCIAL	3,879,240,790	830,000,000	4,709,240,790
	0300	INTERSUBSECTORIAL SALUD	3,879,240,790	830,000,000	4,709,240,790
TOTAL PRESUPUESTO SECCION			39,378,268,735	4,725,627,850	44,103,896,585

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1910			
		SUPERINTENDENCIA NACIONAL DE SALUD			
A. PRESUPUESTO DE FUNCIONAMIENTO			21,662,950,000	63,226,323,000	84,889,273,000
C. PRESUPUESTO DE INVERSION			2,295,820,289	49,687,630,600	51,983,450,889
1902		ASEGURAMIENTO Y ADMINISTRACION DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS		5,290,326,190	5,290,326,190
	0300	INTERSUBSECTORIAL SALUD		5,290,326,190	5,290,326,190
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		29,623,812,869	29,623,812,869
	0300	INTERSUBSECTORIAL SALUD		29,623,812,869	29,623,812,869
1999		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR SALUD Y PROTECCION SOCIAL	2,295,820,289	14,773,491,541	17,069,311,830
	0300	INTERSUBSECTORIAL SALUD	2,295,820,289	14,773,491,541	17,069,311,830
TOTAL PRESUPUESTO SECCION			23,958,770,289	112,913,953,600	136,872,723,889
		SECCION: 1912			
		INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA			
A. PRESUPUESTO DE FUNCIONAMIENTO				115,377,219,000	115,377,219,000
C. PRESUPUESTO DE INVERSION				42,000,000,000	42,000,000,000
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		30,569,668,800	30,569,668,800
	0300	INTERSUBSECTORIAL SALUD		30,569,668,800	30,569,668,800
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		11,430,331,200	11,430,331,200
	0300	INTERSUBSECTORIAL SALUD		11,430,331,200	11,430,331,200
TOTAL PRESUPUESTO SECCION				157,377,219,000	157,377,219,000
		SECCION: 1913			
		FONDO DE PREVISION SOCIAL DEL CONGRESO			
A. PRESUPUESTO DE FUNCIONAMIENTO			111,958,556,000	177,727,233,000	289,685,789,000
C. PRESUPUESTO DE INVERSION				1,050,000,000	1,050,000,000
1999		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR SALUD Y PROTECCION SOCIAL		1,050,000,000	1,050,000,000
	0300	INTERSUBSECTORIAL SALUD		1,050,000,000	1,050,000,000
TOTAL PRESUPUESTO SECCION			111,958,556,000	178,777,233,000	290,735,789,000
		SECCION: 1914			
		FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			397,506,648,000	104,885,617,000	502,392,265,000
TOTAL PRESUPUESTO SECCION			397,506,648,000	104,885,617,000	502,392,265,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2101			
		MINISTERIO DE MINAS Y ENERGIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			76,416,416,000		76,416,416,000
C. PRESUPUESTO DE INVERSION			1,633,229,600,161		1,633,229,600,161
2101		ACCESO AL SERVICIO PUBLICO DOMICILIARIO DE GAS COMBUSTIBLE	322,362,332,506		322,362,332,506
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	322,362,332,506		322,362,332,506
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGIA ELÉCTRICA	1,119,846,138,174		1,119,846,138,174
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1,119,846,138,174		1,119,846,138,174
2103		CONSOLIDACION PRODUCTIVA DEL SECTOR HIDROCARBUROS	36,922,596,018		36,922,596,018
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	36,922,596,018		36,922,596,018
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	41,481,000,000		41,481,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	41,481,000,000		41,481,000,000
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGETICO	55,686,204,000		55,686,204,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	55,686,204,000		55,686,204,000
2106		GESTION DE LA INFORMACION EN EL SECTOR MINERO ENERGETICO	18,606,945,067		18,606,945,067
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	18,606,945,067		18,606,945,067
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGIA	38,324,384,396		38,324,384,396
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	38,324,384,396		38,324,384,396
TOTAL PRESUPUESTO SECCION			1,709,646,016,161		1,709,646,016,161
		SECCION: 2103			
		SERVICIO GEOLÓGICO COLOMBIANO			
A. PRESUPUESTO DE FUNCIONAMIENTO			29,670,123,000	23,449,802,000	53,119,925,000
C. PRESUPUESTO DE INVERSION			12,108,000,000		12,108,000,000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGETICO	9,662,000,000		9,662,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	9,662,000,000		9,662,000,000
2199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR MINAS Y ENERGIA	2,446,000,000		2,446,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	2,446,000,000		2,446,000,000
TOTAL PRESUPUESTO SECCION			41,778,123,000	23,449,802,000	65,227,925,000
		SECCION: 2109			
		UNIDAD DE PLANEACION MINERO ENERGETICA - UPME			
A. PRESUPUESTO DE FUNCIONAMIENTO				14,850,237,000	14,850,237,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				16,517,700,000	16,517,700,000
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGIA ELECTRICA		1,040,000,000	1,040,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA		1,040,000,000	1,040,000,000
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGETICO		2,120,195,269	2,120,195,269
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA		2,120,195,269	2,120,195,269
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGETICO		9,299,507,157	9,299,507,157
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA		9,299,507,157	9,299,507,157
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR MINAS Y ENERGIA		4,057,997,574	4,057,997,574
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA		4,057,997,574	4,057,997,574
TOTAL PRESUPUESTO SECCION				31,367,937,000	31,367,937,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			13,763,713,000	19,077,890,000	32,841,603,000
C. PRESUPUESTO DE INVERSION			1,000,000,000	22,844,100,000	23,844,100,000
2102		CONSOLIDACION PRODUCTIVA DEL SECTOR DE ENERGIA ELÉCTRICA	1,000,000,000	18,844,100,000	19,844,100,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	1,000,000,000	18,844,100,000	19,844,100,000
2199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR MINAS Y ENERGIA		4,000,000,000	4,000,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA		4,000,000,000	4,000,000,000
TOTAL PRESUPUESTO SECCION			14,763,713,000	41,921,990,000	56,685,703,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				347,935,092,000	347,935,092,000
C. PRESUPUESTO DE INVERSION				76,344,000,000	76,344,000,000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGETICO		76,344,000,000	76,344,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA		76,344,000,000	76,344,000,000
TOTAL PRESUPUESTO SECCION				424,279,092,000	424,279,092,000

SECCION: 2112

AGENCIA NACIONAL DE MINERÍA - ANM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			21,701,165,000	41,929,452,000	63,630,617,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			16,892,000,000		16,892,000,000
2104		CONSOLIDACION PRODUCTIVA DEL SECTOR MINERO	12,142,000,000		12,142,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	12,142,000,000		12,142,000,000
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGETICO	400,000,000		400,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	400,000,000		400,000,000
2199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR MINAS Y ENERGIA	4,350,000,000		4,350,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGIA	4,350,000,000		4,350,000,000
TOTAL PRESUPUESTO SECCION			38,593,165,000	41,929,452,000	80,522,617,000

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			31,204,629,885,540		31,204,629,885,540
C. PRESUPUESTO DE INVERSION			2,617,313,382,309		2,617,313,382,309
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BASICA Y MEDIA	1,253,442,000,000		1,253,442,000,000
	0700	INTERSUBSECTORIAL EDUCACION	1,253,442,000,000		1,253,442,000,000
2202		CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR	1,328,717,601,025		1,328,717,601,025
	0700	INTERSUBSECTORIAL EDUCACION	1,328,717,601,025		1,328,717,601,025
2299		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR EDUCACIÓN	35,153,781,284		35,153,781,284
	0700	INTERSUBSECTORIAL EDUCACION	35,153,781,284		35,153,781,284
TOTAL PRESUPUESTO SECCION			33,821,943,267,849		33,821,943,267,849

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			4,582,252,682	368,325,912	4,950,578,594
C. PRESUPUESTO DE INVERSION			2,530,880,000	4,325,297,721	6,856,177,721
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICION DE DISCAPACIDAD	2,125,880,000	1,989,777,525	4,115,657,525
	0700	INTERSUBSECTORIAL EDUCACIÓN	2,125,880,000	1,989,777,525	4,115,657,525
2299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR EDUCACION	405,000,000	2,335,520,196	2,740,520,196
	0700	INTERSUBSECTORIAL EDUCACION	405,000,000	2,335,520,196	2,740,520,196
TOTAL PRESUPUESTO SECCION			7,113,132,682	4,693,623,633	11,806,756,315

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			4,252,707,476	243,379,204	4,496,086,680

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			1,197,448,236	306,091,364	1,503,539,600
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICION DE DISCAPACIDAD	997,448,236	256,091,364	1,253,539,600
	0700	INTERSUBSECTORIAL EDUCACION	997,448,236	256,091,364	1,253,539,600
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR EDUCACIÓN	200,000,000	50,000,000	250,000,000
	0700	INTERSUBSECTORIAL EDUCACION	200,000,000	50,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			5,450,155,712	549,470,568	5,999,626,280

SECCION: 2234

ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			13,779,795,646	4,869,956,766	18,649,752,412
C. PRESUPUESTO DE INVERSION				8,224,135,650	8,224,135,650
2202		CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR		7,552,377,504	7,552,377,504
	0700	INTERSUBSECTORIAL EDUCACION		7,552,377,504	7,552,377,504
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN		671,758,146	671,758,146
	0700	INTERSUBSECTORIAL EDUCACION		671,758,146	671,758,146
TOTAL PRESUPUESTO SECCION			13,779,795,646	13,094,092,416	26,873,888,062

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,646,158,512	593,374,765	3,239,533,277
C. PRESUPUESTO DE INVERSION			3,726,419,167	374,810,000	4,101,229,167
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	3,726,419,167	374,810,000	4,101,229,167
	0700	INTERSUBSECTORIAL EDUCACION	3,726,419,167	374,810,000	4,101,229,167
TOTAL PRESUPUESTO SECCION			6,372,577,679	968,184,765	7,340,762,444

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,920,965,354	997,335,452	3,918,300,806
C. PRESUPUESTO DE INVERSION				2,288,823,816	2,288,823,816
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR		1,832,340,000	1,832,340,000
	0700	INTERSUBSECTORIAL EDUCACION		1,832,340,000	1,832,340,000
2299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR EDUCACION		456,483,816	456,483,816
	0700	INTERSUBSECTORIAL EDUCACION		456,483,816	456,483,816
TOTAL PRESUPUESTO SECCION			2,920,965,354	3,286,159,268	6,207,124,622

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2241			
		INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			6,340,609,558	6,311,703,455	12,652,313,013
C. PRESUPUESTO DE INVERSION			897,733,047	2,648,728,830	3,546,461,877
2202		CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR	897,733,047	2,648,728,830	3,546,461,877
	0700	INTERSUBSECTORIAL EDUCACION	897,733,047	2,648,728,830	3,546,461,877
TOTAL PRESUPUESTO SECCION			7,238,342,605	8,960,432,285	16,198,774,890
		SECCION: 2242			
		INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,321,951,399	1,785,774,968	5,107,726,367
C. PRESUPUESTO DE INVERSION			1,080,000,000		1,080,000,000
2202		CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR	1,080,000,000		1,080,000,000
	0700	INTERSUBSECTORIAL EDUCACION	1,080,000,000		1,080,000,000
TOTAL PRESUPUESTO SECCION			4,401,951,399	1,785,774,968	6,187,726,367
		SECCION: 2301			
		MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES			
A. PRESUPUESTO DE FUNCIONAMIENTO			61,583,383,200		61,583,383,200
C. PRESUPUESTO DE INVERSION			16,768,000,000		16,768,000,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL	13,081,000,000		13,081,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES	13,081,000,000		13,081,000,000
2399		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR COMUNICACIONES	3,687,000,000		3,687,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES	3,687,000,000		3,687,000,000
TOTAL PRESUPUESTO SECCION			78,351,383,200		78,351,383,200
		SECCION: 2306			
		FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES			
A. PRESUPUESTO DE FUNCIONAMIENTO				348,753,851,043	348,753,851,043
C. PRESUPUESTO DE INVERSION				876,095,000,000	876,095,000,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		524,185,660,164	524,185,660,164
	0400	INTERSUBSECTORIAL COMUNICACIONES		524,185,660,164	524,185,660,164

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES		299,677,339,836	299,677,339,836
	0400	INTERSUBSECTORIAL COMUNICACIONES		299,677,339,836	299,677,339,836
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		52,232,000,000	52,232,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		52,232,000,000	52,232,000,000
TOTAL PRESUPUESTO SECCION				1,224,848,851,043	1,224,848,851,043

SECCION: 2309

AGENCIA NACIONAL DEL ESPECTRO - ANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				13,734,019,892	13,734,019,892
C. PRESUPUESTO DE INVERSION				11,071,000,000	11,071,000,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGIAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		7,343,000,000	7,343,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		7,343,000,000	7,343,000,000
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR COMUNICACIONES		3,728,000,000	3,728,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		3,728,000,000	3,728,000,000
TOTAL PRESUPUESTO SECCION				24,805,019,892	24,805,019,892

SECCION: 2310

AUTORIDAD NACIONAL DE TELEVISION ANTV

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				62,096,257,317	62,096,257,317
C. PRESUPUESTO DE INVERSION				224,939,000,000	224,939,000,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		207,786,628,672	207,786,628,672
	0400	INTERSUBSECTORIAL COMUNICACIONES		207,786,628,672	207,786,628,672
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGIAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		5,274,573,097	5,274,573,097
	0400	INTERSUBSECTORIAL COMUNICACIONES		5,274,573,097	5,274,573,097
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		11,877,798,231	11,877,798,231
	0400	INTERSUBSECTORIAL COMUNICACIONES		11,877,798,231	11,877,798,231
TOTAL PRESUPUESTO SECCION				287,035,257,317	287,035,257,317

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			69,185,139,630		69,185,139,630
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			5,581,192,246		5,581,192,246

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			213,138,000,000		213,138,000,000
2402		INFRAESTRUCTURA RED VIAL REGIONAL	16,600,000,000		16,600,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	16,600,000,000		16,600,000,000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	14,663,000,000		14,663,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	14,663,000,000		14,663,000,000
2407		INFRAESTRUCTURA Y SERVICIOS DE LOGISTICA DE TRANSPORTE	3,000,000,000		3,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	3,000,000,000		3,000,000,000
2410		REGULACION Y SUPERVISION DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	600,000,000		600,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	600,000,000		600,000,000
2499		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR TRANSPORTE	178,275,000,000		178,275,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	178,275,000,000		178,275,000,000
TOTAL PRESUPUESTO SECCION			287,904,331,876		287,904,331,876

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			125,701,452,565	67,086,914,541	192,788,367,106
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			6,970,100,000		6,970,100,000
C. PRESUPUESTO DE INVERSION			1,433,604,195,047	636,082,000,000	2,069,686,195,047
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	846,189,808,284	386,124,318,139	1,232,314,126,423
	0600	INTERSUBSECTORIAL TRANSPORTE	846,189,808,284	386,124,318,139	1,232,314,126,423
2402		INFRAESTRUCTURA RED VIAL REGIONAL	573,980,626,170	27,000,000,000	600,980,626,170
	0600	INTERSUBSECTORIAL TRANSPORTE	573,980,626,170	27,000,000,000	600,980,626,170
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO		4,000,000,000	4,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		4,000,000,000	4,000,000,000
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO		134,294,300,000	134,294,300,000
	0600	INTERSUBSECTORIAL TRANSPORTE		134,294,300,000	134,294,300,000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	2,300,000,000	4,566,781,861	6,866,781,861
	0600	INTERSUBSECTORIAL TRANSPORTE	2,300,000,000	4,566,781,861	6,866,781,861
2409		SEGURIDAD DE TRANSPORTE		23,522,431,777	23,522,431,777
	0600	INTERSUBSECTORIAL TRANSPORTE		23,522,431,777	23,522,431,777
2499		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR TRANSPORTE	11,133,760,593	56,574,168,223	67,707,928,816
	0600	INTERSUBSECTORIAL TRANSPORTE	11,133,760,593	56,574,168,223	67,707,928,816
TOTAL PRESUPUESTO SECCION			1,566,275,747,612	703,168,914,541	2,269,444,662,153

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				536,137,919,566	536,137,919,566

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				1,208,100,000	1,208,100,000
C. PRESUPUESTO DE INVERSION				711,550,309,967	711,550,309,967
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AEREO		606,418,854,750	606,418,854,750
	0600	INTERSUBSECTORIAL TRANSPORTE		606,418,854,750	606,418,854,750
2409		SEGURIDAD DE TRANSPORTE		62,436,455,217	62,436,455,217
	0600	INTERSUBSECTORIAL TRANSPORTE		62,436,455,217	62,436,455,217
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR TRANSPORTE		42,695,000,000	42,695,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		42,695,000,000	42,695,000,000
TOTAL PRESUPUESTO SECCION				1,248,896,329,533	1,248,896,329,533

SECCION: 2413

AGENCIA NACIONAL DE INFRAESTRUCTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,013,993,633	67,270,016,018	69,284,009,651
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			824,041,891,236		824,041,891,236
C. PRESUPUESTO DE INVERSION			1,550,042,000,000	196,044,183,982	1,746,086,183,982
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	1,485,493,399,141	80,494,512,551	1,565,987,911,692
	0600	INTERSUBSECTORIAL TRANSPORTE	1,485,493,399,141	80,494,512,551	1,565,987,911,692
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	55,752,084,287	68,102,442,679	123,854,526,966
	0600	INTERSUBSECTORIAL TRANSPORTE	55,752,084,287	68,102,442,679	123,854,526,966
2405		INFRAESTRUCTURA DE TRANSPORTE MARITIMO		3,500,000,000	3,500,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		3,500,000,000	3,500,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR TRANSPORTE	8,796,516,572	43,947,228,752	52,743,745,324
	0600	INTERSUBSECTORIAL TRANSPORTE	8,796,516,572	43,947,228,752	52,743,745,324
TOTAL PRESUPUESTO SECCION			2,376,097,884,869	263,314,200,000	2,639,412,084,869

SECCION: 2414

UNIDAD DE PLANEACION DEL SECTOR DE INFRAESTRUCTURA DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			2,500,000,000		2,500,000,000

SECCION: 2415

COMISION DE REGULACION DE INFRAESTRUCTURA Y TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			2,500,000,000		2,500,000,000

SECCION: 2416

AGENCIA NACIONAL DE SEGURIDAD VIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				17,096,566,298	17,096,566,298

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				99,551,042,021	99,551,042,021
2409		SEGURIDAD DE TRANSPORTE		99,551,042,021	99,551,042,021
	0600	INTERSUBSECTORIAL TRANSPORTE		99,551,042,021	99,551,042,021
TOTAL PRESUPUESTO SECCION				116,647,608,319	116,647,608,319

SECCION: 2417

SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				26,938,392,835	26,938,392,835
C. PRESUPUESTO DE INVERSION				17,985,719,315	17,985,719,315
2410		REGULACION Y SUPERVISION DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE		8,500,000,000	8,500,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		8,500,000,000	8,500,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR TRANSPORTE		9,485,719,315	9,485,719,315
	0600	INTERSUBSECTORIAL TRANSPORTE		9,485,719,315	9,485,719,315
TOTAL PRESUPUESTO SECCION				44,924,112,150	44,924,112,150

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			516,451,316,667		516,451,316,667
C. PRESUPUESTO DE INVERSION			8,915,655,147		8,915,655,147
2502		PROMOCION, PROTECCION Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	120,000,000		120,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	120,000,000		120,000,000
2503		LUCHA CONTRA LA CORRUPCION	1,880,000,000		1,880,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,880,000,000		1,880,000,000
2599		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR ORGANISMOS DE CONTROL	6,915,655,147		6,915,655,147
	1000	INTERSUBSECTORIAL GOBIERNO	6,915,655,147		6,915,655,147
TOTAL PRESUPUESTO SECCION			525,366,971,814		525,366,971,814

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			431,903,616,667		431,903,616,667
C. PRESUPUESTO DE INVERSION			38,120,420,000		38,120,420,000
2502		PROMOCION, PROTECCION Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	18,223,920,000		18,223,920,000
	1000	INTERSUBSECTORIAL GOBIERNO	18,223,920,000		18,223,920,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2599		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	19,896,500,000		19,896,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	19,896,500,000		19,896,500,000
TOTAL PRESUPUESTO SECCION			470,024,036,667		470,024,036,667

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			433,782,988,276		433,782,988,276
C. PRESUPUESTO DE INVERSION			143,959,000,000		143,959,000,000
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTION FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PUBLICO	20,508,996,687		20,508,996,687
	1000	INTERSUBSECTORIAL GOBIERNO	20,508,996,687		20,508,996,687
2599		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR ORGANISMOS DE CONTROL	123,450,003,313		123,450,003,313
	1000	INTERSUBSECTORIAL GOBIERNO	123,450,003,313		123,450,003,313
TOTAL PRESUPUESTO SECCION			577,741,988,276		577,741,988,276

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			31,582,569,958	24,299,951,725	55,882,521,683
C. PRESUPUESTO DE INVERSION				605,520,000	605,520,000
2599		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR ORGANISMOS DE CONTROL		605,520,000	605,520,000
	1000	INTERSUBSECTORIAL GOBIERNO		605,520,000	605,520,000
TOTAL PRESUPUESTO SECCION			31,582,569,958	24,905,471,725	56,488,041,683

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			3,338,257,365,758		3,338,257,365,758
C. PRESUPUESTO DE INVERSION			208,750,000,000		208,750,000,000
2701		GESTION OPTIMA DE LA RAMA JUDICIAL	37,927,855,512		37,927,855,512
	0800	INTERSUBSECTORIAL JUSTICIA	37,927,855,512		37,927,855,512
2702		ACCESO A LA JUSTICIA FORMAL MEDIANTE LAS TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	84,120,876,156		84,120,876,156
	0800	INTERSUBSECTORIAL JUSTICIA	84,120,876,156		84,120,876,156
2799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR RAMA JUDICIAL	86,701,268,332		86,701,268,332
	0800	INTERSUBSECTORIAL JUSTICIA	86,701,268,332		86,701,268,332
TOTAL PRESUPUESTO SECCION			3,547,007,365,758		3,547,007,365,758

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2801			
		REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A. PRESUPUESTO DE FUNCIONAMIENTO			528,757,916,667		528,757,916,667
C. PRESUPUESTO DE INVERSION			50,303,855,330		50,303,855,330
2802		IDENTIFICACION Y REGISTRO DEL ESTADO CIVIL DE LA POBLACION	50,303,855,330		50,303,855,330
	1000	INTERSUBSECTORIAL GOBIERNO	50,303,855,330		50,303,855,330
TOTAL PRESUPUESTO SECCION			579,061,771,997		579,061,771,997
		SECCION: 2802			
		FONDO ROTATORIO DE LA REGISTRADURIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				30,125,100,000	30,125,100,000
C. PRESUPUESTO DE INVERSION				46,155,453,971	46,155,453,971
2801		PROCESOS DEMOCRATICOS Y ASUNTOS ELECTORALES		2,500,000,000	2,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,500,000,000	2,500,000,000
2802		IDENTIFICACION Y REGISTRO DEL ESTADO CIVIL DE LA POBLACION		5,000,000,000	5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		5,000,000,000	5,000,000,000
2899		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR REGISTRADURÍA		38,655,453,971	38,655,453,971
	1000	INTERSUBSECTORIAL GOBIERNO		38,655,453,971	38,655,453,971
TOTAL PRESUPUESTO SECCION				76,280,553,971	76,280,553,971
		SECCION: 2803			
		FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A. PRESUPUESTO DE FUNCIONAMIENTO				15,741,704,000	15,741,704,000
TOTAL PRESUPUESTO SECCION				15,741,704,000	15,741,704,000
		SECCION: 2901			
		FISCALIA GENERAL DE LA NACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,848,629,548,670		2,848,629,548,670
C. PRESUPUESTO DE INVERSION			126,553,230,810		126,553,230,810
2901		EFECTIVIDAD DE LA INVESTIGACION PENAL Y TECNICO CIENTIFICA	26,101,205,000		26,101,205,000
	0800	INTERSUBSECTORIAL JUSTICIA	26,101,205,000		26,101,205,000
2999		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR FISCALIA	100,452,025,810		100,452,025,810
	0800	INTERSUBSECTORIAL JUSTICIA	100,452,025,810		100,452,025,810
TOTAL PRESUPUESTO SECCION			2,975,182,779,480		2,975,182,779,480

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2902			
		INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
A. PRESUPUESTO DE FUNCIONAMIENTO			161,342,000,506	1,781,429,773	163,123,430,279
C. PRESUPUESTO DE INVERSION			26,483,769,190	9,000,000,000	35,483,769,190
2901		EFECTIVIDAD DE LA INVESTIGACION PENAL Y TÉCNICO CIENTIFICA	12,800,000,000	9,000,000,000	21,800,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	12,800,000,000	9,000,000,000	21,800,000,000
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCION DEL SECTOR FISCALIA	13,683,769,190		13,683,769,190
	0800	INTERSUBSECTORIAL JUSTICIA	13,683,769,190		13,683,769,190
TOTAL PRESUPUESTO SECCION			187,825,769,696	10,781,429,773	198,607,199,469
		SECCION: 3201			
		MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE			
A. PRESUPUESTO DE FUNCIONAMIENTO			155,356,645,000		155,356,645,000
C. PRESUPUESTO DE INVERSION			165,231,195,108		165,231,195,108
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	7,314,000,000		7,314,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	7,314,000,000		7,314,000,000
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	45,628,886,453		45,628,886,453
	0900	INTERSUBSECTORIAL AMBIENTE	45,628,886,453		45,628,886,453
3203		GESTION INTEGRAL DEL RECURSO HÍDRICO	4,788,000,000		4,788,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	4,788,000,000		4,788,000,000
3204		GESTION DE LA INFORMACION Y EL CONOCIMIENTO AMBIENTAL	34,504,707,674		34,504,707,674
	0900	INTERSUBSECTORIAL AMBIENTE	34,504,707,674		34,504,707,674
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	6,270,000,000		6,270,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	6,270,000,000		6,270,000,000
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	4,747,000,000		4,747,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	4,747,000,000		4,747,000,000
3207		GESTION INTEGRAL DE MARES, COSTAS Y RECURSOS ACUATICOS	4,800,000,000		4,800,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	4,800,000,000		4,800,000,000
3208		EDUCACION AMBIENTAL	2,300,000,000		2,300,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	2,300,000,000		2,300,000,000
3299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	54,878,600,981		54,878,600,981
	0900	INTERSUBSECTORIAL AMBIENTE	54,878,600,981		54,878,600,981
TOTAL PRESUPUESTO SECCION			320,587,840,108		320,587,840,108

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3202			
		INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM			
A. PRESUPUESTO DE FUNCIONAMIENTO			40,927,984,000	3,385,754,000	44,313,738,000
C. PRESUPUESTO DE INVERSION			20,704,079,057	6,310,226,000	27,014,305,057
3204		GESTION DE LA INFORMACION Y EL CONOCIMIENTO AMBIENTAL	20,704,079,057	6,310,226,000	27,014,305,057
	0900	INTERSUBSECTORIAL AMBIENTE	20,704,079,057	6,310,226,000	27,014,305,057
TOTAL PRESUPUESTO SECCION			61,632,063,057	9,695,980,000	71,328,043,057
		SECCION: 3204			
		FONDO NACIONAL AMBIENTAL			
A. PRESUPUESTO DE FUNCIONAMIENTO				22,509,817,000	22,509,817,000
C. PRESUPUESTO DE INVERSION			44,592,525,296	78,452,000,000	123,044,525,296
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS		28,783,000,000	28,783,000,000
	0900	INTERSUBSECTORIAL AMBIENTE		28,783,000,000	28,783,000,000
3299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	44,592,525,296	49,669,000,000	94,261,525,296
	0900	INTERSUBSECTORIAL AMBIENTE	44,592,525,296	49,669,000,000	94,261,525,296
TOTAL PRESUPUESTO SECCION			44,592,525,296	100,961,817,000	145,554,342,296
		SECCION: 3208			
		CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,654,029,000		2,654,029,000
TOTAL PRESUPUESTO SECCION			2,654,029,000		2,654,029,000
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A. PRESUPUESTO DE FUNCIONAMIENTO			4,396,273,000		4,396,273,000
TOTAL PRESUPUESTO SECCION			4,396,273,000		4,396,273,000
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,131,530,000		3,131,530,000
C. PRESUPUESTO DE INVERSION			1,358,400,000		1,358,400,000
3206		GESTION DEL CAMBIO CLIMATICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	1,358,400,000		1,358,400,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,358,400,000		1,358,400,000
TOTAL PRESUPUESTO SECCION			4,489,930,000		4,489,930,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,073,597,000		3,073,597,000
		TOTAL PRESUPUESTO SECCION	3,073,597,000		3,073,597,000
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,811,828,000		1,811,828,000
		C. PRESUPUESTO DE INVERSION	2,465,800,000		2,465,800,000
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUATICOS	2,465,800,000		2,465,800,000
	0900	INTERSUBSECTORIAL AMBIENTE	2,465,800,000		2,465,800,000
		TOTAL PRESUPUESTO SECCION	4,277,628,000		4,277,628,000
		SECCION: 3213			
		COORPORACION AUTONOMA REGIONAL PARA LA DEFENSA DE LA MESETA DE BUCARAMANGA CDMB			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,054,350,000		1,054,350,000
		TOTAL PRESUPUESTO SECCION	1,054,350,000		1,054,350,000
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,805,519,000		1,805,519,000
		TOTAL PRESUPUESTO SECCION	1,805,519,000		1,805,519,000
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,175,035,000		2,175,035,000
		TOTAL PRESUPUESTO SECCION	2,175,035,000		2,175,035,000
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,164,607,000		2,164,607,000
		TOTAL PRESUPUESTO SECCION	2,164,607,000		2,164,607,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,026,058,000		3,026,058,000
TOTAL PRESUPUESTO SECCION			3,026,058,000		3,026,058,000
		SECCION: 3218			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,241,557,000		3,241,557,000
TOTAL PRESUPUESTO SECCION			3,241,557,000		3,241,557,000
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,469,671,000		2,469,671,000
TOTAL PRESUPUESTO SECCION			2,469,671,000		2,469,671,000
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A. PRESUPUESTO DE FUNCIONAMIENTO			4,982,420,000		4,982,420,000
TOTAL PRESUPUESTO SECCION			4,982,420,000		4,982,420,000
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A. PRESUPUESTO DE FUNCIONAMIENTO			4,120,933,000		4,120,933,000
C. PRESUPUESTO DE INVERSION			5,407,474,704		5,407,474,704
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	5,407,474,704		5,407,474,704
	0900	INTERSUBSECTORIAL AMBIENTE	5,407,474,704		5,407,474,704
TOTAL PRESUPUESTO SECCION			9,528,407,704		9,528,407,704
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,937,788,000		1,937,788,000
TOTAL PRESUPUESTO SECCION			1,937,788,000		1,937,788,000
		SECCION: 3224			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,968,025,000		1,968,025,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			2,424,300,000		2,424,300,000
3202		CONSERVACION DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	715,400,000		715,400,000
	0900	INTERSUBSECTORIAL AMBIENTE	715,400,000		715,400,000
3203		GESTION INTEGRAL DEL RECURSO HIDRICO	1,708,900,000		1,708,900,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,708,900,000		1,708,900,000
TOTAL PRESUPUESTO SECCION			4,392,325,000		4,392,325,000

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,939,067,000		1,939,067,000
C. PRESUPUESTO DE INVERSION			736,600,000		736,600,000
3207		GESTION INTEGRAL DE MARES, COSTAS Y RECURSOS ACUATICOS	736,600,000		736,600,000
	0900	INTERSUBSECTORIAL AMBIENTE	736,600,000		736,600,000
TOTAL PRESUPUESTO SECCION			2,675,667,000		2,675,667,000

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,187,903,000		2,187,903,000
TOTAL PRESUPUESTO SECCION			2,187,903,000		2,187,903,000

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,910,866,000		1,910,866,000
C. PRESUPUESTO DE INVERSION			205,640,000		205,640,000
3202		CONSERVACION DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	205,640,000		205,640,000
	0900	INTERSUBSECTORIAL AMBIENTE	205,640,000		205,640,000
TOTAL PRESUPUESTO SECCION			2,116,506,000		2,116,506,000

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,718,021,000		1,718,021,000
TOTAL PRESUPUESTO SECCION			1,718,021,000		1,718,021,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3230			
		CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,237,284,000		2,237,284,000
TOTAL PRESUPUESTO SECCION			2,237,281,000		2,237,284,000
		SECCION: 3231			
		CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,074,005,000		2,074,005,000
C. PRESUPUESTO DE INVERSION			3,051,800,000		3,051,800,000
3202		CONSERVACION DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	3,051,800,000		3,051,800,000
	0900	INTERSUBSECTORIAL AMBIENTE	3,051,800,000		3,051,800,000
TOTAL PRESUPUESTO SECCION			5,125,805,000		5,125,805,000
		SECCION: 3232			
		CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,046,407,000		2,046,407,000
TOTAL PRESUPUESTO SECCION			2,046,407,000		2,046,407,000
		SECCION: 3233			
		CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,625,464,000		1,625,464,000
TOTAL PRESUPUESTO SECCION			1,625,464,000		1,625,464,000
		SECCION: 3234			
		CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,011,929,000		2,011,929,000
TOTAL PRESUPUESTO SECCION			2,011,929,000		2,011,929,000
		SECCION: 3235			
		CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,969,961,000		1,969,961,000
C. PRESUPUESTO DE INVERSION			1,523,500,000		1,523,500,000
3202		CONSERVACION DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	1,523,500,000		1,523,500,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,523,500,000		1,523,500,000
TOTAL PRESUPUESTO SECCION			3,493,461,000		3,493,461,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,896,056,000		1,896,056,000
TOTAL PRESUPUESTO SECCION			1,896,056,000		1,896,056,000
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
A. PRESUPUESTO DE FUNCIONAMIENTO			699,846,000		699,846,000
C. PRESUPUESTO DE INVERSION			287,222,427		287,222,427
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	287,222,427		287,222,427
	0900	INTERSUBSECTORIAL AMBIENTE	287,222,427		287,222,427
TOTAL PRESUPUESTO SECCION			987,068,427		987,068,427
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,055,011,000		2,055,011,000
TOTAL PRESUPUESTO SECCION			2,055,011,000		2,055,011,000
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A. PRESUPUESTO DE FUNCIONAMIENTO			2,244,616,000		2,244,616,000
TOTAL PRESUPUESTO SECCION			2,244,616,000		2,244,616,000
		SECCION: 3301			
		MINISTERIO DE CULTURA			
A. PRESUPUESTO DE FUNCIONAMIENTO			179,262,444,269		179,262,444,269
C. PRESUPUESTO DE INVERSION			122,761,924,234		122,761,924,234
3301		PROMOCION Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTISTICOS	98,293,277,768		98,293,277,768
	1603	ARTE Y CULTURA	98,293,277,768		98,293,277,768
3302		GESTION, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	18,552,779,452		18,552,779,452
	1603	ARTE Y CULTURA	18,552,779,452		18,552,779,452
3399		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR CULTURA	5,915,867,014		5,915,867,014
	1603	ARTE Y CULTURA	5,915,867,014		5,915,867,014
TOTAL PRESUPUESTO SECCION			302,024,368,503		302,024,368,503

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3304			
		ARCHIVO GENERAL DE LA NACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			7,899,192,273	2,715,292,023	10,614,484,296
C. PRESUPUESTO DE INVERSION			12,269,000,000	6,878,169,992	19,147,169,992
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	5,500,000,000	4,963,769,992	10,463,769,992
	1603	ARTE Y CULTURA	5,500,000,000	4,963,769,992	10,463,769,992
3399		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR CULTURA	6,769,000,000	1,914,400,000	8,683,400,000
	1603	ARTE Y CULTURA	6,769,000,000	1,914,400,000	8,683,400,000
TOTAL PRESUPUESTO SECCION			20,168,192,273	9,593,462,015	29,761,654,288
		SECCION: 3305			
		INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			5,692,092,898	426,431,550	6,118,524,448
C. PRESUPUESTO DE INVERSION			5,693,000,000	3,952,647,676	9,645,647,676
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	3,589,000,000	2,972,941,998	6,561,941,998
	1603	ARTE Y CULTURA	3,589,000,000	2,972,941,998	6,561,941,998
3399		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR CULTURA	2,104,000,000	979,705,678	3,083,705,678
	1603	ARTE Y CULTURA	2,104,000,000	979,705,678	3,083,705,678
TOTAL PRESUPUESTO SECCION			11,385,092,898	4,379,079,226	15,764,172,124
		SECCION: 3307			
		INSTITUTO CARO Y CUERVO			
A. PRESUPUESTO DE FUNCIONAMIENTO			5,753,479,351	910,958,184	6,664,437,535
C. PRESUPUESTO DE INVERSION			5,373,000,000	35,952,597	5,408,952,597
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	3,643,000,000	35,952,597	3,678,952,597
	1603	ARTE Y CULTURA	3,643,000,000	35,952,597	3,678,952,597
3399		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR CULTURA	1,730,000,000		1,730,000,000
	1603	ARTE Y CULTURA	1,730,000,000		1,730,000,000
TOTAL PRESUPUESTO SECCION			11,126,479,351	946,910,781	12,073,390,132
		SECCION: 3401			
		AUDITORIA GENERAL DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			25,980,476,793		25,980,476,793

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			6,012,944,837		6,012,944,837
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	6,012,944,837		6,012,944,837
	1000	INTERSUBSECTORIAL GOBIERNO	6,012,944,837		6,012,944,837
TOTAL PRESUPUESTO SECCION			31,993,421,630		31,993,421,630

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			371,940,343,333		371,940,343,333
C. PRESUPUESTO DE INVERSION			204,759,920,000		204,759,920,000
3501		INTERNACIONALIZACION DE LA ECONOMÍA	9,076,920,000		9,076,920,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	9,076,920,000		9,076,920,000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	186,012,000,000		186,012,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	186,012,000,000		186,012,000,000
3503		AMBIENTE REGULATORIO Y ECONOMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	630,000,000		630,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	630,000,000		630,000,000
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	9,041,000,000		9,041,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	9,041,000,000		9,041,000,000
TOTAL PRESUPUESTO SECCION			576,700,263,333		576,700,263,333

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				118,464,675,333	118,464,675,333
C. PRESUPUESTO DE INVERSION				12,006,500,000	12,006,500,000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS		100,000,000	100,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		150,000,000	150,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		150,000,000	150,000,000
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		11,756,500,000	11,756,500,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		11,756,500,000	11,756,500,000
TOTAL PRESUPUESTO SECCION				130,471,175,333	130,471,175,333

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3503			
		SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO			
		A. PRESUPUESTO DE FUNCIONAMIENTO		70,078,883,333	70,078,883,333
		C. PRESUPUESTO DE INVERSION	584,000,000	86,776,813,320	87,360,813,320
3503		AMBIENTE REGULATORIO Y ECONOMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	584,000,000	47,586,382,570	48,170,382,570
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	584,000,000	47,586,382,570	48,170,382,570
3599		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		39,190,430,750	39,190,430,750
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		39,190,430,750	39,190,430,750
		TOTAL PRESUPUESTO SECCION	584,000,000	156,855,696,653	157,439,696,653
		SECCION: 3504			
		UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO		6,053,050,000	6,053,050,000
		C. PRESUPUESTO DE INVERSION		14,771,000,000	14,771,000,000
3599		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR COMERCIO INDUSTRIA Y TURISMO		14,771,000,000	14,771,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		14,771,000,000	14,771,000,000
		TOTAL PRESUPUESTO SECCION		20,824,050,000	20,824,050,000
		SECCION: 3505			
		INSTITUTO NACIONAL DE METROLOGÍA - INM			
		A. PRESUPUESTO DE FUNCIONAMIENTO	10,688,005,000	354,000,000	11,042,005,000
		C. PRESUPUESTO DE INVERSION	6,653,094,592	1,249,000,000	7,902,094,592
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	4,300,000,000		4,300,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,300,000,000		4,300,000,000
3599		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	2,353,094,592	1,249,000,000	3,602,094,592
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	2,353,094,592	1,249,000,000	3,602,094,592
		TOTAL PRESUPUESTO SECCION	17,341,099,592	1,603,000,000	18,944,099,592
		SECCION: 3601			
		MINISTERIO DEL TRABAJO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	22,108,709,396,281		22,108,709,396,281
		C. PRESUPUESTO DE INVERSION	1,506,239,419,190		1,506,239,419,190
3601		PROTECCIÓN SOCIAL	1,429,334,452,190		1,429,334,452,190
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,429,334,452,190		1,429,334,452,190

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	43,030,000,000		43,030,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	43,030,000,000		43,030,000,000
3603		FORMACION PARA EL TRABAJO	1,373,000,000		1,373,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,373,000,000		1,373,000,000
3604		DERECHOS FUNDAMENTALES DEL TRABAJO Y FORTALECIMIENTO DEL DIÁLOGO SOCIAL	10,400,000,000		10,400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	10,400,000,000		10,400,000,000
3605		FOMENTO DE LA INVESTIGACION, DESARROLLO TECNOLOGICO E INNOVACIÓN DEL SECTOR TRABAJO	4,258,174,500		4,258,174,500
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	4,258,174,500		4,258,174,500
3699		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR TRABAJO	17,843,792,500		17,843,792,500
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	17,843,792,500		17,843,792,500
TOTAL PRESUPUESTO SECCION			23,614,948,815,471		23,614,948,815,471

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				74,726,294,640	74,726,294,640
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				337,000,000	337,000,000
C. PRESUPUESTO DE INVERSION			1,509,243,677,578	1,721,716,380,249	3,230,960,057,827
3602		GENERACION Y FORMALIZACION DEL EMPLEO	132,881,000,000	127,452,416,070	260,333,416,070
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	132,881,000,000	127,452,416,070	260,333,416,070
3603		FORMACION PARA EL TRABAJO	1,357,849,677,578	1,145,030,964,179	2,502,880,641,757
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,357,849,677,578	1,145,030,964,179	2,502,880,641,757
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLOGICO E INNOVACIÓN DEL SECTOR TRABAJO		191,477,000,000	191,477,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		191,477,000,000	191,477,000,000
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	18,513,000,000	257,756,000,000	276,269,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	18,513,000,000	257,756,000,000	276,269,000,000
TOTAL PRESUPUESTO SECCION			1,509,243,677,578	1,796,779,674,889	3,306,023,352,467

SECCION: 3612

UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			5,923,711,000		5,923,711,000
C. PRESUPUESTO DE INVERSION			3,580,800,000		3,580,800,000
3602		GENERACION Y FORMALIZACION DEL EMPLEO	3,480,800,000		3,480,800,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	3,480,800,000		3,480,800,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3605		FOMENTO DE LA INVESTIGACION, DESARROLLO TECNOLÓGICO E INNOVACION DEL SECTOR TRABAJO	100,000,000		100,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			9,504,511,000		9,504,511,000

SECCION: 3613

UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PUBLICO DE EMPLEO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			9,769,248,000		9,769,248,000
C. PRESUPUESTO DE INVERSION			15,098,080,000		15,098,080,000
3602		GENERACION Y FORMALIZACION DEL EMPLEO	15,098,080,000		15,098,080,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	15,098,080,000		15,098,080,000
TOTAL PRESUPUESTO SECCION			24,867,328,000		24,867,328,000

SECCION: 3701

MINISTERIO DEL INTERIOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			322,896,715,168		322,896,715,168
C. PRESUPUESTO DE INVERSION			63,095,302,637		63,095,302,637
3701		FORTALECIMIENTO INSTITUCIONAL A LOS PROCESOS ORGANIZATIVOS DE CONCERTACION, GARANTIA, PREVENCION Y RESPETO DE LOS DERECHOS HUMANOS COMO FUNDAMENTOS PARA LA PAZ	11,773,649,573		11,773,649,573
	1000	INTERSUBSECTORIAL GOBIERNO	11,773,649,573		11,773,649,573
3702		FORTALECIMIENTO A LA GOBERNABILIDAD TERRITORIAL PARA LA SEGURIDAD, CONVIVENCIA CIUDADANA, PAZ Y POST-CONFLICTO	41,436,750,000		41,436,750,000
	1000	INTERSUBSECTORIAL GOBIERNO	41,436,750,000		41,436,750,000
3703		POLITICA PUBLICA DE VÍCTIMAS DEL CONFLICTO ARMADO Y POSTCONFLICTO	3,117,989,272		3,117,989,272
	1000	INTERSUBSECTORIAL GOBIERNO	3,117,989,272		3,117,989,272
3704		PARTICIPACION CIUDADANA, POLITICA Y DIVERSIDAD DE CREENCIAS	1,252,055,585		1,252,055,585
	1000	INTERSUBSECTORIAL GOBIERNO	1,252,055,585		1,252,055,585
3799		FORTALECIMIENTO DE LA GESTION Y DIRECCIÓN DEL SECTOR INTERIOR	5,514,858,207		5,514,858,207
	1000	INTERSUBSECTORIAL GOBIERNO	5,514,858,207		5,514,858,207
TOTAL PRESUPUESTO SECCION			385,992,017,805		385,992,017,805

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			3,422,043,507		3,422,043,507

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			475,000,000		475,000,000
3706		PROTECCIÓN, PROMOCIÓN Y DIFUSIÓN DEL DERECHO DE AUTOR Y LOS DERECHOS CONEXOS	475,000,000		475,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	475,000,000		475,000,000
TOTAL PRESUPUESTO SECCION			3,897,043,507		3,897,043,507

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDAÑAS NASA KI WE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,674,833,633		2,674,833,633
C. PRESUPUESTO DE INVERSION			13,000,000,000		13,000,000,000
3707		GESTION DEL RIESGO DE DESASTRES NATURALES Y ANTRÓPICOS EN LA ZONA DE INFLUENCIA DEL VOLCÁN NEVADO DEL HUILA	13,000,000,000		13,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	13,000,000,000		13,000,000,000
TOTAL PRESUPUESTO SECCION			15,674,833,633		15,674,833,633

SECCION: 3708

UNIDAD NACIONAL DE PROTECCION - UNP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			375,746,000,000	65,050,000,000	440,796,000,000
C. PRESUPUESTO DE INVERSION			2,309,000,000		2,309,000,000
3705		PROTECCIÓN DE PERSONAS, GRUPOS Y COMUNIDADES EN RIESGO EXTRAORDINARIO Y EXTREMO, UNIDAD NACIONAL DE PROTECCIÓN (UNP)	2,309,000,000		2,309,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,309,000,000		2,309,000,000
TOTAL PRESUPUESTO SECCION			378,055,000,000	65,050,000,000	443,105,000,000

SECCION: 3709

DIRECCION NACIONAL DE BOMBEROS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			4,438,000,000		4,438,000,000
C. PRESUPUESTO DE INVERSION			31,310,000,000		31,310,000,000
3708		FORTALECIMIENTO INSTITUCIONAL Y OPERATIVO DE LOS BOMBEROS DE COLOMBIA	31,310,000,000		31,310,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	31,310,000,000		31,310,000,000
TOTAL PRESUPUESTO SECCION			35,748,000,000		35,748,000,000

SECCION: 3901

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			5,098,119,899	12,745,114,027	17,843,233,926

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				37,854,000,000	37,854,000,000
0504		ADMINISTRACION Y VIGILANCIA DE LAS CARRERAS ADMINISTRATIVAS DE LOS SERVIDORES PUBLICOS		35,699,000,000	35,699,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		35,699,000,000	35,699,000,000
0599		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR EMPLEO PUBLICO		2,155,000,000	2,155,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,155,000,000	2,155,000,000
TOTAL PRESUPUESTO SECCION			5,098,119,899	50,599,114,027	55,697,233,926

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			22,119,825,456		22,119,825,456
C. PRESUPUESTO DE INVERSION			336,998,211,573		336,998,211,573
3901		CONSOLIDACION DE UNA INSTITUCIONALIDAD HABILITANTE PARA LA CIENCIA, LA TECNOLOGIA E INNOVACION (CTI)	12,786,721,920		12,786,721,920
	1000	INTERSUBSECTORIAL GOBIERNO	12,786,721,920		12,786,721,920
3902		INVESTIGACION CON CALIDAD E IMPACTO	324,211,489,653		324,211,489,653
	1000	INTERSUBSECTORIAL GOBIERNO	324,211,489,653		324,211,489,653
TOTAL PRESUPUESTO SECCION			359,118,037,029		359,118,037,029

SECCION: 4001

MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,939,915,160,725		1,939,915,160,725
C. PRESUPUESTO DE INVERSION			392,227,137,822		392,227,137,822
4001		ACCESO A SOLUCIONES DE VIVIENDA	9,720,000,000		9,720,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	9,720,000,000		9,720,000,000
4002		ORDENAMIENTO TERRITORIAL Y DESARROLLO URBANO	4,900,000,000		4,900,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	4,900,000,000		4,900,000,000
4003		ACCESO DE LA POBLACIÓN A LOS SERVICIOS DE AGUA POTABLE Y SANEAMIENTO BASICO	365,467,723,153		365,467,723,153
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	365,467,723,153		365,467,723,153
4099		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR VIVIENDA, CIUDAD Y TERRITORIO	12,139,414,669		12,139,414,669
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	12,139,414,669		12,139,414,669
TOTAL PRESUPUESTO SECCION			2,332,142,298,547		2,332,142,298,547

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 4002			
		FONDO NACIONAL DE VIVIENDA - FONVIVIENDA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,459,000,000		2,459,000,000
		C. PRESUPUESTO DE INVERSION	1,470,958,690,550		1,470,958,690,550
4001		ACCESO A SOLUCIONES DE VIVIENDA	1,470,958,690,550		1,470,958,690,550
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1,470,958,690,550		1,470,958,690,550
		TOTAL PRESUPUESTO SECCION	1,473,417,690,550		1,473,417,690,550
		SECCION: 4101			
		DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	174,844,239,903		174,844,239,903
		C. PRESUPUESTO DE INVERSION	2,480,927,729,383		2,480,927,729,383
4101		ATENCION, ASISTENCIA Y REPARACION INTEGRAL A LAS VICTIMAS	136,416,796,797		136,416,796,797
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	136,416,796,797		136,416,796,797
4103		INCLUSIÓN SOCIAL Y PRODUCTIVA PARA LA POBLACIÓN EN SITUACION DE VULNERABILIDAD	2,246,641,092,413		2,246,641,092,413
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,246,641,092,413		2,246,641,092,413
4104		RECONSTRUCCION TERRITORIAL	86,369,840,173		86,369,840,173
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	86,369,840,173		86,369,840,173
4199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR INCLUSION SOCIAL Y RECONCILIACIÓN	11,500,000,000		11,500,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	11,500,000,000		11,500,000,000
		TOTAL PRESUPUESTO SECCION	2,655,771,969,286		2,655,771,969,286
		SECCION: 4104			
		UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	549,512,066,667	45,000,000,000	594,512,066,667
		C. PRESUPUESTO DE INVERSION	1,162,468,155,286		1,162,468,155,286
4101		ATENCION, ASISTENCIA Y REPARACION INTEGRAL A LAS VICTIMAS	1,128,817,511,858		1,128,817,511,858
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1,128,817,511,858		1,128,817,511,858
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSION SOCIAL Y RECONCILIACIÓN	33,650,643,428		33,650,643,428
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	33,650,643,428		33,650,643,428
		TOTAL PRESUPUESTO SECCION	1,711,980,221,953	45,000,000,000	1,756,980,221,953
		SECCION: 4105			
		CENTRO DE MEMORIA HISTÓRICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	11,654,816,667		11,654,816,667

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			33,417,562,722		33,417,562,722
4101		ATENCION, ASISTENCIA Y REPARACION INTEGRAL A LAS VICTIMAS	33,417,562,722		33,417,562,722
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	33,417,562,722		33,417,562,722
TOTAL PRESUPUESTO SECCION			45,072,379,389		45,072,379,389

SECCION: 4106

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				353,511,941,541	353,511,941,541
C. PRESUPUESTO DE INVERSION			2,831,055,092,834	2,429,107,197,646	5,260,162,290,480
4102		DESARROLLO INTEGRAL DE NIÑAS, NIÑOS ADOLESCENTES Y SUS FAMILIAS	2,811,055,092,834	2,116,544,637,367	4,927,599,730,201
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,811,055,092,834	2,116,544,637,367	4,927,599,730,201
4199		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR INCLUSION SOCIAL Y RECONCILIACION	20,000,000,000	312,562,560,279	332,562,560,279
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	20,000,000,000	312,562,560,279	332,562,560,279
TOTAL PRESUPUESTO SECCION			2,831,055,092,834	2,782,619,139,187	5,613,674,232,021

SECCION: 4201

DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			81,964,000,000		81,964,000,000
C. PRESUPUESTO DE INVERSION			8,630,885,526		8,630,885,526
4201		DESARROLLO DE INTELIGENCIA ESTRATEGICA Y CONTRAINTELIGENCIA DE ESTADO	8,630,885,526		8,630,885,526
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	8,630,885,526		8,630,885,526
TOTAL PRESUPUESTO SECCION			90,594,885,526		90,594,885,526

SECCION: 4301

DEPARTAMENTO ADMINISTRATIVO DEL DEPORTE, LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL APROVECHAMIENTO DEL TIEMPO LIBRE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			55,688,723,673		55,688,723,673
C. PRESUPUESTO DE INVERSION			343,170,094,127		343,170,094,127
4301		FOMENTO A LA RECREACION, LA ACTIVIDAD FISICA Y EL DEPORTE	73,300,000,000		73,300,000,000
	1601	RECREACIÓN Y DEPORTE	73,300,000,000		73,300,000,000
4302		FORMACION Y PREPARACION DE DEPORTISTAS	260,560,094,127		260,560,094,127
	1601	RECREACIÓN Y DEPORTE	260,560,094,127		260,560,094,127

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
4399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEPORTE Y RECREACION	9,310,000,000		9,110,000,000
	1604	RECREACION Y DEPORTE	9,110,000,000		9,310,000,000
TOTAL PRESUPUESTO SECCION			398,858,817,800		398,858,817,800
TOTAL PRESUPUESTO NACIONAL			209,999,049,443,921	14,422,622,868,776	224,421,672,312,697

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 y demás normas de carácter orgánico y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las entidades estatales del orden nacional que no hagan parte del Sistema de Cuenta Única Nacional podrán delegar en la Dirección General de Crédito Público y Tesoro Nacional la administración de sus excedentes de liquidez, para lo cual suscribirán directamente con la Dirección General de Crédito Público y Tesoro Nacional los acuerdos a que haya lugar.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, con excepción de aquellos rendimientos originados por patrimonios autónomos que la ley haya autorizado.

La reglamentación expedida por el Gobierno Nacional para efectos de la periodicidad, metodologia de cálculo, forma de liquidación y traslado de dichos rendimientos, continuará vigente durante el término de esta ley.

PARÁGRAFO. Los rendimientos financieros originados en recursos Nación de los Fondos Especiales Sin Situación de Fondos que a 31 de diciembre de 2016 no hayan sido incorporados presupuestalmente, harán parte de los Rendimientos Financieros de la Nación. Para el efecto, la Dirección General de Crédito Público y Tesoro Nacional establecerá el procedimiento para su incorporación.

ARTÍCULO 11o. Facúltese a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que realice en moneda nacional o extranjera las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras – FOGAFIN, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; inversiones en instrumentos del mercado monetario administrados por entidades financieras del exterior, operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el período de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

ARTÍCULO 12o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar exigibles no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 13o. Los títulos que se emitan para efectuar Transferencia Temporal de Valores en los términos del artículo 146 de la Ley 1753 de 2015, solo requerirán del decreto que lo autorice, fije el monto y sus condiciones financieras. Su redención y demás valores asociados, se atenderán con el producto de la operación de transferencia y no requerirán de operación presupuestal alguna.

ARTÍCULO 14o. A más tardar el 20 de enero de 2017, los órganos que conforman el Presupuesto General de la Nación deben realizar la imputación por concepto de ingresos a que corresponden los registros detallados de recaudos de su gestión financiera pública a 31 de diciembre del año anterior en el Sistema Integrado de Información Financiera - SIIF Nación.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 15o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 16o. Prohíbase tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 17o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2017. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o. de enero al 31 de diciembre de 2017, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 18o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión y,
5. Los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 19o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 20o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se rigen por el Decreto 1068 de 2015 y demás normas que lo modifiquen o adicionen.

ARTÍCULO 21o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor.

La ejecución presupuestal de estas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión, la operación presupuestal descrita, en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda, sin que en ningún caso se cambie la destinación ni la cuantía.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 22o. Los órganos de que trata el artículo 4° de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja -PAC, aprobado.

ARTÍCULO 23o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 24o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2017.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 25o. Los órganos de que trata el artículo 4° de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera SIIF - Nación.

No se requerirá el envío de ninguna información a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, que quede registrada en el Sistema Integrado de Información Financiera SIIF - Nación, salvo en aquellos casos en que ésta de forma expresa lo solicite.

ARTÍCULO 26o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica, así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8° de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, solo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 27o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por ley de la República, no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal -CONFIS.

ARTÍCULO 28o. Los organos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2017, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

ARTÍCULO 29o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2018

ARTÍCULO 30o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 31o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda incluyendo las operaciones de tesorería del Tesoro Nacional, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

Las operaciones conexas a las operaciones relacionadas con crédito público, así como las operaciones de tesorería, y los actos y contratos necesarios para la ejecución de éstas, podrán ser atendidas con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos u otros títulos de deuda pública. Adicionalmente y conforme lo establece el parágrafo 3° del artículo 167 de la Ley 1607 de 2012, para cubrir las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles - FEPC, se podrán atender mediante la emisión de bonos u otros títulos de deuda pública.

En contrapartida de las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles – FEPC, atendidas mediante la emisión de bonos u otros títulos de deuda pública, la Nación constituirá las respectivas cuentas por cobrar.

La emisión de los bonos o títulos de que trata el presente artículo se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos de su redención.

PARÁGRAFO. El Fondo de Estabilización de que trata el presente artículo podrá efectuar cruce de cuentas con otras entidades del Estado, respecto de derechos y obligaciones que recíprocamente tengan causadas. Al cierre de la vigencia fiscal se establecerán los saldos definitivos que han de incorporarse en el Presupuesto General de la Nación de las siguientes vigencias fiscales si a ello hubiere lugar.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 32o. A través del Sistema Integrado de Información Financiera SIIF - Nación se definirá con corte a 31 de diciembre de 2016, las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación.

Como máximo, la constitución de las reservas presupuestales corresponderá a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

Como quiera que el Sistema Integrado de Información Financiera SIIF - Nación refleja el detalle, la secuencia y el resultado de la información financiera pública, registrada por las entidades y órganos que conforman el Presupuesto General de la Nación, no se requiere el envío de ningún soporte físico a la Dirección General del Presupuesto Público Nacional, ni a la Dirección General de Crédito Público y Tesoro Nacional, salvo que las mismas lo requieran.

ARTÍCULO 33o. A más tardar el 20 de enero de 2017, los órganos que conforman el Presupuesto General de la Nación constituirán las reservas presupuestales y cuentas por pagar de la respectiva sección presupuestal correspondientes a la vigencia fiscal de 2016 de conformidad con los saldos registrados a 31 de diciembre de 2016 a través del Sistema Integrado de Información Financiera SIIF – Nación.

Cumplido el plazo para adelantar los ajustes a que hace mención el inciso anterior y constituidas en forma definitiva las reservas presupuestales y cuentas por pagar a través del Sistema Integrado de información Financiera SIIF – Nación, los dineros sobrantes de la Nación serán reintegrados por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros quince días del mes de febrero de 2017.

Las cuentas por pagar y las reservas presupuestales que no se hayan ejecutado a 31 de diciembre de 2017 expiran sin excepción. En consecuencia, los respectivos recursos de la Nación deben reintegrarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros diez días del mes de enero de 2018.

PARÁGRAFO. Los órganos que hacen parte del Presupuesto General de la Nación podrán efectuar los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, sin que en ningún caso se puedan registrar nuevos compromisos.

ARTÍCULO 34o. Las entidades que hacen parte del Presupuesto General de la Nación y que administran recursos para el pago de pensiones podrán constituir reservas presupuestales o cuentas por pagar con los saldos de apropiación que a 31 de diciembre se registren en el Sistema Integrado de Información Financiera SIIF - Nación para estos propósitos. Lo anterior se entenderá como una provisión para atender el pago oportuno del pasivo pensional a cargo de dichas entidades en la siguiente vigencia.

ARTÍCULO 35o. En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2017 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9° de la Ley 225 de 1995.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 36o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal -CONFIS, o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal -CONFIS, o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal -CONFIS, o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1o. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2o. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal -CONFIS, y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social - CONPES, en los casos en que las normas lo exijan.

ARTÍCULO 37o. En las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas, los gastos relacionados con la adquisición de bienes y servicios necesarios para los procesos de producción, transformación y comercialización se clasificarán como proyectos de inversión. Igual procedimiento se aplicará a las Empresas de servicios públicos domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más.

ARTÍCULO 38o. De conformidad con el artículo 26 del Estatuto Orgánico del Presupuesto, el Consejo Superior de Política Fiscal - CONFIS, podrá delegar mediante resolución en las Juntas o Consejos directivos la autorización para aprobar vigencias futuras de las Empresas Industriales y Comerciales del Estado y de las Sociedades de Economía Mixta sujetas al régimen de aquellas, incluidas las Empresas de servicios públicos domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más.

ARTÍCULO 39o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2° del artículo 8° de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8° de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

Los registros en el Sistema Integrado de Información Financiera SIIF - Nación deberán corresponder a los cupos efectivamente utilizados.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 40o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará al jefe de la sección presupuestal donde se encuentren incorporados los recursos objeto de la medida cautelar la certificación de inembargabilidad. Ésta función podrá ser delegada en los términos del artículo 110 del Estatuto Orgánico del Presupuesto. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

PARÁGRAFO. En los mismos términos el Representante Legal de las entidades descentralizadas que administran recursos de la seguridad social certificará la inembargabilidad de éstos recursos en los términos previstos en el artículo 63 de la Constitución Política en concordancia con el artículo 134 de la Ley 100 de 1993 y el artículo 25 de la Ley 1751 de 2015.

ARTÍCULO 41o. Los órganos a que se refiere el artículo 4° de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado, igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, en primer lugar, se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 42o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal (Gaula), a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 43o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último bimestre de 2016, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2017.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos, la tarifa de control fiscal, y contribuciones a organismos internacionales, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación. Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 44o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas. En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna. Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 45o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, surgidas de los contratos de concesión por concepto de garantías de ingresos mínimos garantizados, sentencias, conciliaciones, hasta por doscientos cincuenta mil millones de pesos ($250 000.000.000): en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, según corresponda.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 46o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 47o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales (FONPET), con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3° del artículo 2° de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior.

Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 48o. Sin perjuicio de lo establecido en las normas vigentes para el pago de la deuda correspondiente al pasivo pensional de las entidades territoriales con el FOMAG, durante la vigencia fiscal 2017 y en cumplimiento del parágrafo 2° del artículo 18 de la Ley 715 de 2001, el FONPET deberá girar al FOMAG el valor apropiado en el presupuesto del Ministerio de Educación Nacional como amortización de la deuda de los entes territoriales. Para ello se tendrán en cuenta los recursos acumulados en el sector Educación del FONPET con corte a diciembre de 2016 y el valor del pasivo pensional registrado en el Sistema de Información del Fondo a dicha fecha.

En caso de que producto de modificaciones en el cálculo actuarial, se giren recursos por encima del pasivo pensional, estos serán abonados en la vigencia fiscal siguiente a favor de la Entidad Territorial. El FOMAG informará de estas operaciones a las entidades territoriales para su contabilización.

ARTÍCULO 49o. En cumplimiento del artículo 147 de la Ley 1753 de 2015, el FONPET deberá efectuar el giro de recursos acumulados en el sector salud a 31 de diciembre de 2016, diferentes a los de Loto en línea, al mecanismo único de recaudo y giro de que trata el artículo 31° de la Ley 1438 de 2011 o a quien haga sus veces, correspondiente a las entidades territoriales para las cuales, a esa misma fecha de corte, se haya determinado la no existencia de pasivos pensionales del sector salud o que los mismos se encuentren totalmente financiados, de acuerdo con el registro en el Sistema de Información del FONPET, según los requerimientos de cofinanciación del gasto corriente del régimen subsidiado y la programación de caja, que establezca el Ministerio de Hacienda y Crédito Público. Las entidades territoriales registrarán presupuestalmente sin situación de fondos estas operaciones y realizarán el respectivo registro contable con base en la información que suministre el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 50o. Los retiros de recursos de las cuentas de las entidades territoriales en el FONPET para el pago de bonos pensionales o cuotas partes de bonos pensionales, se efectuarán de conformidad con la normativa vigente, sin que la entidad territorial requiera acreditar previamente la incorporación en su presupuesto.

Durante la vigencia las entidades territoriales comprometidas deberán realizar la incorporación presupuestal y el registro contable de los pagos que por estos conceptos sean realizados por el FONPET, de acuerdo con la instrucción y demás información que suministre el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 51o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas o por las entidades territoriales y/o sus descentralizadas mediante convenio interadministrativo, teniendo en cuenta la situación jurídica de la entidad territorial y el impacto socio- económico de la misma. Dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca

ARTÍCULO 52o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicada en las mismas condiciones a los Superintendentes, así como a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 53o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de ésta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 54o. Con los excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007 y las normas que lo modifiquen o adicionen.

ARTÍCULO 55o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 56o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías en liquidación y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2016, y a la fecha de expedición de esta ley no tengan ningún porcentaje de ejecución física, deben reintegrar, dentro del primer trimestre de 2017 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros que posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Vigilancia de las Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 57o. Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9° de la Ley 1122 de 2007, para la vigencia 2017 se presupuestarán en el Presupuesto General de la Nación los ingresos corrientes y excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito (ECAT) del Fondo de Solidaridad y Garantía (Fosyga).

Previa cobertura de los riesgos amparados con cargo a la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantia (Fosyga), se financiará, con cargo a dicha subcuenta la Sostenibilidad y Afiliación de la Población Pobre y Vulnerable asegurada a través del Régimen Subsidiado; una vez se tenga garantizado el aseguramiento, se podrán destinar recursos a financiar otros programas de salud pública.

También podrán ser financiados con dichos recursos, en el marco de lo dispuesto por el articulo 337 de la Constitución Politica y los tratados e instrumentos internacionales vigentes, los valores que se determinen en cabeza del Estado colombiano por las atenciones iniciales de urgencia que sean prestadas a los nacionales colombianos en el territorio extranjero de zonas de frontera con Colombia, al igual que las atenciones iniciales de urgencia prestadas en el territorio colombiano a los nacionales de los paises fronterizos, de conformidad con la reglamentación que para el efecto expida el Gobierno Nacional.

Los excedentes de la Subcuenta ECAT con corte a 31 de diciembre de 2016, serán incorporados en el presupuesto del FOSYGA o la entidad que haga sus veces, y se destinarán a la financiación del aseguramiento en salud.

A partir del 1º de enero del 2017, el FOSYGA podrá implementar la unidad de caja a que hace referencia el Articulo 66 de la Ley 1753 de 2015, con los recursos corrientes de las subcuentas del FOSYGA y sus excedentes, dando prioridad al aseguramiento obligatorio en salud.

ARTÍCULO 58o. Las entidades responsables de la Atención Integral a la Población victima por la violencia, del orden nacional, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población victima del conflicto armado interno y en especial a la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional.

Las entidades deberán atender prioritariamente todas las solicitudes de Ayuda Humanitaria de Emergencia y Transición constituyendo ésta un título de gasto prevalente sobre las demás obligaciones de la entidad.

ARTÍCULO 59o. Las entidades encargadas de ejecutar la política de victimas de que trata la Ley 1448 de 2011, especificarán en el Sistema Integrado de Información Financiera – SIIF- Nación, en el Sistema Unificado de Inversiones y Finanzas Públicas – SUIFP, y en los demás aplicativos que para éste propósito el Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación desarrolle, los rubros que dentro de su presupuesto tienen como destino beneficiar a la población victima, asi como los derechos a los que contribuye para su goce efectivo.

ARTÍCULO 60o. En el marco de los principios de concurrencia, complementariedad y subsidiariedad, la Unidad de Atención y Reparación Integral a las Victimas podrá con cargo al proyecto denominado "Apoyo a entidades territoriales a través de la cofinanciación para la asistencia, atención y reparación integral a las víctimas del desplazamiento forzado a nivel nacional", cofinanciar iniciativas integrales de atención a la población desplazada que se adelanten por parte de las entidades territoriales.

ARTÍCULO 61o. Bajo la coordinación de la Unidad de Atención y Reparación Integral a las Victimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de iniciativas en el marco de la estrategia de atención a la población víctima, en concordancia con la Ley 1448 de 2011, adelantarán la focalización indicativa del gasto de inversión destinado a dicha población.

La focalización indicativa se realizará teniendo en cuenta las características heterogéneas de las entidades territoriales, las intervenciones en los procesos colectivos tales como retornos, reubicaciones, reparaciones colectivas, fallos de restitución, las necesidades de la población víctima del conflicto armado interno, entre otros, con el objeto de procurar la garantía del goce efectivo de sus derechos.

ARTÍCULO 62o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado - FRISCO, en la presente vigencia fiscal serán transferidos a la Nación, y girados por la Sociedad de Activos Especiales S.A.E. S.A.S, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 63o. Los hogares beneficiarios del subsidio familiar de Vivienda podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó, siempre y cuando sean población desplazada y no se encuentren vinculados a planes de vivienda elegibles destinados a ésta población. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrán aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 64o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá hacer el pago bajo el concepto de "Pago de Pasivos Exigibles - Vigencias Expiradas".

También procederá la operación prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni el registro presupuestal.

Cuando se cumpla alguna de las anteriores condiciones, se podrá atender el gasto de "Pago Pasivos Exigibles – Vigencias Expiradas" a través del rubro presupuestal correspondiente de acuerdo con el detalle del anexo del decreto de liquidación. Al momento de hacerse el registro presupuestal deberá dejarse consignada la expresión "Pago Pasivos Exigibles – Vigencias Expiradas". Copia del acto administrativo que ordena su pago deberá ser remitido a la Contraloría General de la República.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

Lo preceptuado en el presente artículo no aplica cuando se configuren como hechos cumplidos.

ARTÍCULO 65o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto, sin cambiar su destinación y cuantía, en los términos de la Sentencia de la Corte Constitucional C-006/12.

ARTÍCULO 66o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones - FONTIC - incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio, el respectivo paz y salvo, tan pronto como reciba los recursos.

El FONTIC podrá destinar los dineros recibidos por la contraprestación de que trata el artículo 14 de la Ley 1369 de 2009, para financiar el servicio postal universal y cubrir los gastos de vigilancia y control de los operadores postales.

ARTÍCULO 67o. Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 68o. Con el fin de garantizar el flujo efectivo de recursos en el Sistema General de Seguridad Social en Salud, el Ministerio de Salud y Protección Social o la Entidad Administradora de los Recursos del Sistema General de Seguridad Social en Salud girará directamente, a nombre de las Entidades Territoriales, la Unidad de Pago por Capitación a las Entidades Promotoras de Salud o a las Instituciones Prestadoras de Salud de los distritos y los municipios de más de cien mil habitantes (100.000), utilizando el instrumento jurídico definido en artículo 29 de la Ley 1438 de 2011.

ARTÍCULO 69o. Los compromisos asumidos a 31 de diciembre de 2016, con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, en el presupuesto de gastos de inversión del Fondo Nacional de Regalías en Liquidación y que no hayan sido constituidos como reserva presupuestal o cuenta por pagar en la vigencia fiscal de 2017, serán girados con cargo a las apropiaciones del proyecto de inversión "Destinación de recursos Acto Legislativo 005 de 2011 a nivel Nacional", previo cumplimiento de los requisitos que hagan exigible su giro.

Para estos efectos, el Departamento Nacional de Planeación, llevará el registro contable de los compromisos asumidos a la entrada en vigencia del Acto Legislativo 005 de 2011.

Las obligaciones a cargo del Fondo Nacional de Regalías en Liquidación se atenderán con cargo a los recursos de la Nación de la vigencia fiscal de 2017.

ARTÍCULO 70o. Cuando se extiendan los efectos de una sentencia de unificación jurisprudencial dictada por el Consejo de Estado de conformidad con lo dispuesto con el artículo 102 del Código de Procedimiento Administrativo y de lo Contencioso Administrativo, en virtud de la autonomía presupuestal consagrada en el artículo 110 del Estatuto Orgánico del Presupuesto, la operación presupuestal a que haya lugar será responsabilidad del Jefe de cada órgano.

ARTÍCULO 71o. En los proyectos financiados con recursos del Fondo Nacional de Regalías en liquidación, cuyos valores por unidad funcional se mantengan dentro del monto y condiciones aprobadas, certificado por el representante legal de la entidad ejecutora, su ejecución se reconocerá hasta el valor de las unidades funcionales terminadas, sin que para ello se requiera ajuste del proyecto.

Para los proyectos que no acrediten su terminación o se terminen en condiciones diferentes a su aprobación sin contar con concepto favorable de la entidad viabilizadora a los ajustes efectuados, las asignaciones del Fondo Nacional de Regalías o las administradas por éste, serán objeto de pérdida de fuerza ejecutoria y, en consecuencia, la respectiva entidad ejecutora debe reintegrar los recursos que se le hayan girado junto con los rendimientos financieros, al Fondo Nacional de Regalías en liquidación o a las cuentas de recursos en depósito en el mismo.

PARÁGRAFO. El análisis administrativo y financiero de la Dirección de Vigilancia de las Regalías, frente a los ajustes efectuados, será emitido dentro del mes siguiente al cumplimiento de los requisitos por el ejecutor, y el concepto sobre el ajuste será emitido por la entidad viabilizadora dentro del mes siguiente a la radicación de dicho análisis.

ARTÍCULO 72o. El respaldo presupuestal a cargo de la Nación frente a los titulos que emita Colpensiones para amparar el 20% correspondiente a la Nación del subsidio o incentivo periódico de los BEPS en el caso de indemnización sustitutiva o devolución de aportes, de que trata la Ley 1328 de 2009, considerarán las disponibilidades fiscales de la Nación que sean definidas por el CONFIS.

Dichos títulos se podrán programar en el Presupuesto General de la Nación hasta por el monto definido en el Marco de Gasto de Mediano Plazo del sector en la vigencia fiscal en la cual se deba realizar su pago, es decir, a los tres años de la emisión del título

ARTÍCULO 73o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá disponer transitoriamente del portafolio conformado con los recursos de que trata el artículo 5° de la Ley 448 de 1998. Los términos de dicha operación serán definidos en coordinación con la entidad que se establece en el parágrafo 2° del artículo 35 de la Ley 1753 de 2015

ARTÍCULO 74o. Las entidades que forman parte del Presupuesto General de la Nación destinarán recursos de sus presupuestos para financiar los estudios y diseños de obras que se pretendan realizar en las regiones.

ARTÍCULO 75o. Las entidades estatales que tienen a cargo la asignación de recursos físicos para los esquemas de seguridad de personas en virtud del cargo, podrán celebrar convenios o contratos interadministrativos con la Unidad Nacional de Protección o con la Policía Nacional, con sujeción a las normas vigentes, para la asunción de los diferentes esquemas de seguridad.

ARTÍCULO 76o. Las entidades territoriales que no hayan ejecutado a 31 de diciembre de 2016 los recursos provenientes de la contribución parafiscal de los espectáculos públicos de las artes escénicas de que trata el artículo 7° de la Ley 1493 de 2011, girados por el Ministerio de Cultura a los municipios y distritos en la vigencia fiscal 2012 y 2013, deberán reintegrarlos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público junto con los rendimientos financieros no ejecutados generados por dichos recursos, a más tardar el dia 30 de junio de 2017.

PARÁGRAFO. Los recursos provenientes del reintegro señalado serán incorporados en el presupuesto del Ministerio de Cultura y guardarán la misma destinación señalada en los artículos 12 y 13 de la Ley 1493 de 2011, siendo este Ministerio el encargado de definir en qué proyectos y en cuáles municipios y distritos se ejecutarán.

ARTICULO 77o. Las entidades que hacen parte del Presupuesto General de la Nación que celebren contratos y convenios interadministrativos con entidades del orden territorial, y en donde se ejecuten recursos de partidas que correspondan a inversión regional, exigirán que para la



ejecución de dichos proyectos, la Entidad territorial publique previamente el proceso de selección que adelante en el Sistema Electrónico para la Contratación Pública – SECOP – y que se dé cumplimiento a la Circular No. 1 de 2013 de la Agencia Colombia Compra Eficiente dejando las evidencias y constancias del caso.

ARTÍCULO 78o. De conformidad con lo dispuesto en el artículo 66 de la Ley 1753 de 2015, las obligaciones derivadas de los préstamos interfondos realizados entre la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito (ECAT) y la Subcuenta de Compensación del Fondo de Solidaridad y Garantía (Fosyga) se entienden extinguidas.

ARTÍCULO 79o. Los recursos disponibles en Patrimonios Autónomos de Remanentes a cargo del Ministerio de Salud y Protección Social, que no financien la operación de estos o el pago de obligaciones exigibles, serán girados, sin operación presupuestal, al Fondo de Solidaridad y Garantía – Fosyga o quien haga sus veces, y se destinarán a la financiación del aseguramiento en salud.

ARTÍCULO 80o. Con el fin de facilitar la ejecución de los recursos destinados a superar los efectos de calamidades públicas, las apropiaciones presupuestales para desarrollar el objeto del Fondo Adaptación se contratarán según lo previsto en el artículo 7° del Decreto 4819 de 2010.

ARTÍCULO 81o. Los pagos por menores tarifas del sector eléctrico y de gas que se causen durante la vigencia de la presente ley, podrán ser girados por el Ministerio de Minas y Energía, con base en la proyección de costos realizada con la información aportada por los prestadores del servicio, o a falta de ella, con base en la información disponible. Los saldos que a 31 de diciembre se generen por este concepto serán atendidos en la vigencia fiscal siguiente.

El Ministerio de Minas y Energía podrá, con cargo a los recursos disponibles apropiados para el efecto, pagar los saldos que por este concepto se hubieren causado en vigencias anteriores.

ARTÍCULO 82o. Los subsidios liquidados en vigencias anteriores por los prestadores del servicio público de energía eléctrica de las Zonas No Interconectadas que hayan migrado al Sistema Interconectado Nacional, con costos de prestación distintos a los establecidos por la regulación correspondiente, podrán ser reliquidados y reconocidos con cargo a los recursos de Subsidios por Menores Tarifas del sector Eléctrico, administrados por el Ministerio de Minas y Energía. Los subsidios reliquidados podrán ser transferidos directamente a los proveedores de energía de los prestadores ZNI migrados al SIN, para cubrir el costo de la energía eléctrica suministrada.

ARTÍCULO 83o. Los proyectos financiados con asignaciones del Fondo Nacional de Regalías o en depósito en el mismo, que se vienen adelantando acorde con las normas que regulan la liquidación de dicho Fondo, deben culminar a más tardar al 31 de marzo de 2017. Corresponde a las entidades ejecutoras suministrar la información necesaria para proceder con el cierre de los proyectos de inversión en caso de no ser remitida se procederá al cierre, cuando aplique, con la información disponible, sin perjuicio de la responsabilidad disciplinaria y fiscal a que haya lugar.

PARÁGRAFO. No aplicará lo previsto en el inciso anterior en aquellos proyectos de inversión que cuenten con cofinanciación de recursos del Sistema General de Regalías aprobada por el Órgano Colegiado de Administración de Decisión - OCAD respectivo, caso en el cual el FNR-EL girará al ejecutor los saldos pendientes a más tardar al 30 de septiembre de 2017, según lo dispuesto por el inciso 2° del artículo 142 de la Ley 1530 de 2012 y quedarán sometidos al Sistema de Monitoreo Seguimiento Control y Evaluación – SMSCE del Sistema General de Regalías, previa entrega del informe administrativo y financiero del estado de los mismos por el FNR-EL. Los citados proyectos no serán objeto de pérdida de fuerza ejecutoria o cierre de proyectos de inversión.

Para los demás proyectos de inversión la labor de control y vigilancia que adelanta el Departamento Nacional de Planeación, termina el 30 de diciembre de 2017.

ARTÍCULO 84o. En los procesos de otorgamiento y renovación de permisos para uso del espectro radioeléctrico en las bandas destinadas a la prestación de servicios móviles terrestres IMT, el Ministerio de Tecnologías de la Información y las Comunicaciones, además de las condiciones de otorgamiento y sostenibilidad de los permisos, podrá establecer para los asignatarios de los permisos obligaciones de hacer como forma de pago del valor del espectro, tales como conectividad de la red de telecomunicaciones para seguridad pública, atención de emergencias y mitigación de desastres; conectividad a internet para escuelas públicas y cubrimiento en zonas rurales.

ARTÍCULO 85o. Para efectos de atenuar en el mercado interno el impacto de las fluctuaciones de los precios de los combustibles en los mercados internacionales, conforme lo disponen los artículos 69 de la Ley 1151 de 2007 y 101 de la Ley 1450 de 2011, el Ministerio de Minas y Energía podrá autorizar la importación de combustibles con las calidades del país de origen para ser distribuidos de manera exclusiva en los municipios reconocidos por el Gobierno Nacional como zonas de frontera.

ARTÍCULO 86o. La Subcuenta denominada Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, creada en el Fondo Nacional de Gestión de Riesgo de Desastres, continuará durante la vigencia de la presente ley apoyando el financiamiento de programas y proyectos de inversión para la atención de las necesidades que surjan por la ocurrencia de un hecho o circunstancia que genere un efecto económico y social negativo de carácter prolongado, así como para los recursos destinados al cumplimiento de programas estratégicos que para el efecto defina el Gobierno Nacional para el Archipiélago de San Andrés, Providencia y Santa Catalina.

PARÁGRAFO. Lo dispuesto en este artículo no imposibilita para que, en caso de así requerirse, se pueda atender gasto en ese Departamento, con cargo a los recursos de las demás subcuentas que integran el Fondo.

ARTÍCULO 87o. Los recursos apropiados en la Unidad Nacional de Protección son para cubrir la totalidad del gasto de protección del 1° de enero hasta el 31 de diciembre de 2017, en consecuencia, el Consejo de Estudio de Riesgos y Recomendaciones de Medidas – CERREM no podrá ordenar la implementación de medidas de protección a cargo de la Unidad Nacional de Protección sino hasta el monto de las apropiaciones contenidas en la Ley anual de presupuesto para dicha entidad.

ARTICULO 88o. Como requisito para la aprobación de nuevos registros calificados o para la renovación de los existentes, el Ministerio de Educación Nacional deberá verificar que los recursos para el desarrollo de los mismos cuenten con apropiación presupuestal disponible, de conformidad con lo dispuesto en el artículo 71 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 89o. El Ministerio de Educación Nacional apoyará el Programa de Alimentación Escolar PAE de que trata el artículo 76.17 de la Ley 715 de 2001 con los recursos que le sean apropiados en el Presupuesto General de la Nación. De manera excepcional, y de acuerdo con la reglamentación que para el efecto se expida, el Ministerio de Educación Nacional podrá ejecutar directamente los recursos del PAE que le sean apropiados en su presupuesto de inversión.

Los recursos que sean transferidos por el Ministerio de Educación Nacional para la operación del PAE, deberán ser ejecutados por las Entidades Territoriales Certificadas en forma concurrente con las demás fuentes de financiación para la alimentación escolar que establezca la normatividad vigente. Para la distribución de los recursos de que trata este artículo, se deberán establecer criterios de priorización de las entidades destinatarias basados en los principios de eficiencia y equidad.

PARÁGRAFO. Las entidades territoriales certificadas podrán celebrar convenios de asociación para la administración y ejecución del PAE con los Municipios no certificados en educación, de su jurisdicción, garantizándose siempre el uso concurrente de todos los recursos de financiación para la alimentación escolar que establezca la normatividad vigente.

ARTÍCULO 90o. Durante la vigencia fiscal 2017, el Gobierno Nacional podrá concurrir con Colpensiones en el pago de las costas judiciales y agencias en derecho de los procesos judiciales que por concepto de prestaciones pensionales condenaron al extinto Instituto de Seguros Sociales. Para este efecto, Colpensiones y el Patrimonio Autónomo de Remanentes del I.S.S., realizarán las acciones necesarias para depurar la información correspondiente.

ARTÍCULO 91o. El Ministerio de Minas y Energía podrá financiar proyectos consistentes en líneas de crédito con tasa compensada, o el otorgamiento de garantías financieras que faciliten el acceso al crédito a la pequeña minería, dentro del programa de formalización minera.

ARTÍCULO 92o. El Ministerio de Educación Nacional – MEN – en el marco del Programa Ser Pilo Paga, reconocerá, a través del ICETEX, a las Universidades Públicas acreditadas en alta calidad que reciban estudiantes beneficiarios de dicho programa, el valor correspondiente al costo asociado a los nuevos cupos creados para la atención de estos estudiantes. El MEN determinará la metodología para estimar los nuevos cupos y el costo asociado a cada nuevo cupo. Los recursos reconocidos por esta vía no harán parte de la base presupuestal de las universidades que los reciban.

ARTÍCULO 93o. La Dirección General de Crédito Público y Tesoro Nacional trasladará directamente, sin operación presupuestal, los recursos de la Cuenta Especial Fondes al Fondo Nacional para el Desarrollo de la Infraestructura – Fondes-, administrado por la Financiera de Desarrollo Nacional -FDN-. Para el caso de los títulos, dicho traslado se realizará por su valor contable, valorado a su tasa de adquisición. Los costos y gastos de administración del Fondes se atenderán con los rendimientos financieros generados por dicho fondo.

Los recursos que reciba el Fondes desde la Cuenta Especial Fondes, podrán ser invertidos conforme al régimen general autorizado para tal fondo. Adicionalmente, éste podrá invertir en instrumentos emitidos por la FDN que computen en su capital regulatorio conforme al Decreto 2555 de 2010 o las normas que lo sustituyan, modifiquen o adicionen. Los títulos que sean recibidos por el Fondes en virtud del traslado desde la Cuenta Especial Fondes, podrán ser redimidos, pagados, recomprados o sustituidos por la FDN durante la vigencia de la presente ley, independiente del plazo transcurrido desde su emisión, siempre que los títulos o recursos sean invertidos, reemplazados, intercambiados o sustituidos por instrumentos emitidos por la misma FDN, que computen en su capital regulatorio conforme al Decreto 2555 de 2010 o las normas que lo sustituyan, modifiquen o adicionen.

ARTÍCULO 94o. Con el objeto de garantizar la ejecución de los proyectos de inversión financiados con asignaciones del Fondo Nacional de Regalías vinculados a la Acción Popular para el saneamiento del Río Bogotá, y dar cumplimiento a la Sentencia proferida por el Consejo de Estado el 28 de marzo de 2014, expediente AP-25000-23-27-000-2001-90479-01, el liquidador del FNR, previo informe administrativo y financiero del estado de los proyectos de inversión dirigido al Consejo Estratégico de la Cuenca Hidrográfica del Río Bogotá, y/o a la Gerencia de la Cuenca Hidrográfica del Río Bogotá – GHH, o quien haga sus veces, girará directamente a las entidades ejecutoras responsables, de acuerdo con las condiciones fiscales y la disponibilidad presupuestal de la Nación, así como de las necesidades financieras del proyecto, a más tardar el 30 de diciembre de 2017, los saldos pendientes de giro para cada proyecto. En caso de existir giros pendientes se atenderán con cargo a los recursos de la Nación en las siguientes vigencias. El giro efectivo de los recursos será comunicado a la autoridad judicial

Los citados proyectos no serán objeto de pérdida de fuerza ejecutoria o cierre de proyectos de inversión por la liquidación del FNR, debiendo las entidades ejecutoras reportar cada seis meses el avance de la ejecución al Consejo Estratégico de la Cuenca Hidrográfica del Río Bogotá, y/o a la Gerencia de la Cuenca Hidrográfica del Río Bogotá – GCH, según corresponda.

PARÁGRAFO. En aquellos eventos en que la entidad ejecutora tenga impuesta medida de suspensión preventiva, los recursos serán dispuestos a órdenes de la autoridad judicial correspondiente y girados al ejecutor una vez así lo autorice e informe a la autoridad judicial el Consejo Estratégico de la Cuenca Hidrográfica del Río Bogotá, o con posterioridad, la Gerencia de la Cuenca Hidrográfica del Río Bogotá – GHH, previa certificación por el ejecutor de la normalización de las condiciones para la ejecución de los proyectos.

ARTÍCULO 95o. Conforme a lo previsto en el artículo 20 del Decreto 604 de 2013, el presupuesto para el funcionamiento del Servicio Social Complementario de Beneficios Económicos Periódicos – BEPS de que trata la Ley 1328 de 2009, apropiado en el Presupuesto General de la Nación será transferido directamente, sin que medie ningún convenio, por el Ministerio del Trabajo a Colpensiones como administradora del programa, entidad que le reportará la ejecución presupuestal mediante informes mensuales.

ARTÍCULO 96o. La Nación, a través de la Oficina de Bonos Pensionales del Ministerio de Hacienda y Crédito Público y la Administradora Colombiana de Pensiones -Colpensiones, en virtud del artículo tercero del Decreto 3798 de 2003, podrán compensar deudas recíprocas, por concepto de Bonos Pensionales Tipo A pagados por la Nación por cuenta de Colpensiones, y obligaciones exigibles a cargo de la Nación a favor de Colpensiones, por concepto de Bonos Pensionales Tipo B y T, sin afectación presupuestal. Para tal efecto, será suficiente que las entidades, lleven a cabo los registros contables a que haya lugar. En el evento, en el que, una vez efectuada la compensación, subsistan obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal, la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones, a su cargo.

ARTÍCULO 97o. Las entidades responsables del Sistema Penitenciario y Carcelario del país del orden Nacional, darán prioridad en la ejecución con sus respectivos presupuestos, a la atención integral a la población penitenciaria y carcelaria, en cumplimiento de las Sentencias de la Corte Constitucional T - 388 de 2013 y T-762 de 2015.

ARTÍCULO 98o. De acuerdo con lo establecido en el artículo 255 de la Ley 1753 de 2015, la progresividad en la compensación del impuesto predial a los municipios donde existen territorios colectivos de comunidades negras, para el año 2017 será del 25% del valor a compensar, teniendo en cuenta para su liquidación el valor del avalúo para la vigencia fiscal 2016, certificado por la autoridad competente, por la tarifa promedio ponderada determinada por el respectivo Municipio. El porcentaje dejado de compensar no es acumulable para su pago en posteriores vigencias fiscales.

ARTÍCULO 99o. Con el ánimo de garantizar el derecho al pago oportuno de las mesadas pensionales, Colpensiones podrá recurrir a los recursos de liquidez que tenga disponibles, cualquiera que sea su origen, con el propósito de atender el pago de las obligaciones previstas en los artículos 137 y 138 de la Ley 100 de 1993. Estos recursos serán devueltos por la Nación a Colpensiones, bajo los términos y condiciones acordados por las partes.

ARTÍCULO 100o. En desarrollo de la Ley 1324 de 2009 el Instituto Colombiano para la Evaluación de la Educación (ICFES) durante la vigencia 2017, incorporará a su presupuesto los excedentes financieros de que disponga a 31 de diciembre de 2016, y los destinará al financiamiento o cofinanciamiento prioritario de las pruebas Saber 3°, 5° y 9°, pruebas para ascenso y reubicación en el Escalafón docente y pruebas para el concurso docente.

ARTICULO 101o. SALDOS DISPONIBLES EN FONDOS DEL ICETEX. Para la vigencia 2017, los saldos disponibles en fondos del ICETEX aportados por el Ministerio de Educación Nacional que formen parte de fondos en administración, las utilidades de que trata el numeral 2° del artículo 2° de la Ley 1002 de 2005, así como hasta el 75% de los fondos de garantías que administre la entidad al cierre de la vigencia 2016, serán incorporados al presupuesto del Ministerio de Educación Nacional sin situación de fondos, para el otorgamiento de créditos condonables o becas a través del ICETEX.

En caso de requerirse, la Nación concurrirá hasta por el monto de los recursos utilizados de los fondos de garantías del inciso anterior.

ARTÍCULO 102o. FONDO INVERSIONES PARA LA PAZ. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito al Departamento Administrativo para la Prosperidad Social, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 103o. REPROGRAMACIÓN DE VIGENCIAS FUTURAS FONDO ADAPTACION. Con el fin de mantener la consistencia fiscal del Presupuesto General de la Nación para la vigencia fiscal 2017 y atender gastos prioritarios en sectores estratégicos, el Fondo Adaptación reprogramará los compromisos realizados con cargo a vigencias futuras, autorizadas por el Confis para la vigencia fiscal 2017. Con este propósito, se ajustará la programación de los diferentes proyectos para que sea consistente con el nuevo escenario fiscal, hasta por la suma de $1.200.000.000.000 del Fondo Adaptación.
El Ministerio de Transporte y sus entidades adscritas deberán adelantar las gestiones conducentes para reprogramar las vigencias futuras autorizadas para 2017 en los diferentes proyectos de inversión con el propósito de destinar recursos para el mejoramiento y mantenimiento de la red terciaria hasta por la suma de $200 mil millones.

Para dar cumplimiento a lo señalado en presente artículo el Gobierno Nacional en el decreto de liquidación hará los ajustes correspondientes.

ARTICULO 104o. PLAN DE AUSTERIDAD DEL GASTO. Durante la vigencia fiscal de 2017, los órganos que hacen parte del presupuesto general de la Nación, en cumplimiento del Plan de Austeridad y del Decreto 1068 de 2015, se abstendrán de realizar las siguientes actividades:

a. Celebrar contratos de prestación de servicios con personas naturales o jurídicas. Solo procederá la contratación cuando no exista personal de planta con capacidad para realizar las actividades que serán contratadas.

b. Celebrar contratos de publicidad y/o propaganda personalizada (agendas, almanaques, libretas, pocillos, vasos, esferos, etc.), adquirir libros, revistas, o similares; imprimir informes, folletos o textos institucionales.

c. Realizar publicaciones impresas cuando se cuente con espacio web para realizarlas; en caso de hacerlo no serán a color y papeles especiales, y demás características que superen el costo mínimo de publicación y presentación.

d. Iniciar cualquier tipo de contratación que implique mejoras suntuarias, tales como el embellecimiento, la ornamentación o la instalación o adecuación de acabados estéticos de bienes inmuebles.

El mantenimiento a bienes inmuebles, solo procederá cuando de no hacerse se ponga en riesgo la seguridad de los funcionarios públicos.

e. Adquirir bienes muebles no necesarios para el normal funcionamiento de las instituciones tales como neveras, televisores, equipos audiovisuales, video bean, computadores portátiles, tableros interactivos, calentadores, hornos, etc.

f. Adquirir vehículos automotores.

g. Cambiar de sedes. Solo procederá cuando no genere impacto presupuestal o su necesidad haga inaplazable su construcción.

h. Realizar recepciones, fiestas, agasajos o conmemoraciones de las entidades con cargo a los recursos del Tesoro Público. Otorgar condecoraciones de cualquier tipo.

i. Adquirir regalos corporativos, souvenir o recuerdos.

Se deberá justificar la necesidad de los gastos viaje y viáticos, los cuales solo serán en clase económica, excepto los señalados en el artículo 2.2.5.11.5 del Decreto 1083 de 2015.

Las oficinas de Control Interno verificarán en forma mensual el cumplimiento de estas disposiciones.

ARTÍCULO 105o. ACCION DE REPETICIÓN. Las entidades públicas obligadas a ejercer la acción de repetición, contenida en el artículo 4° de la Ley 678 de 2001, semestralmente reportarán para lo de su competencia a la Contraloría General de la República y a la Procuraduría General de la Nación, acerca de cada uno de los fallos judiciales pagados con dineros públicos durante el periodo respectivo, anexando la correspondiente certificación del Comité de Conciliación, donde conste el fundamento de la decisión de iniciar o no, las respectivas acciones de repetición.

Así mismo, dentro de los dos (2) meses siguientes a la decisión del Comité de Conciliación, se remitirán a los organismos de control mencionados en el acápite anterior, las constancias de radicación de las respectivas acciones ante el funcionario judicial competente

PARÁGRAFO 1o. Lo dispuesto en el presente artículo tendrá efecto para todos los fallos que se hayan pagado a la entrada en vigencia de la presente Ley y que aún no hayan sido objeto de acción de repetición.

ARTÍCULO 106o. DEMANDAS DE INVERSIÓN INTERNACIONAL. El pago de honorarios y gastos judiciales o arbitrales que se generen en procesos originados en controversias Inversionista - Estado en los que Colombia sea parte o deba intervenir, y en los procesos que se adelanten en instancias internacionales relacionadas con obligaciones de Colombia en materia de inversión contenidas en tratados internacionales, se imputará a los presupuestos de las entidades relacionadas con el sector originador de la controversia. La agencia de Defensa Jurídica del Estado y el Ministerio de Comercio, Industria y Turismo, organismo este último facultado para coordinar la defensa del Estado colombiano en las controversias internacionales de inversión recibirán estos recursos para la debida ejecución de los pagos mencionados.

ARTÍCULO 107o. CONTRATOS PLAN. Destinación de recursos de Contratos Plan para la estructuración de proyectos. Los recursos provenientes del Presupuesto General de la Nación que estén destinados a financiar iniciativas o proyectos priorizados en los Contratos Plan, podrán destinarse a reconocer los costos derivados de la estructuración técnica, legal y financiera de proyectos que hayan estructurado entidades financieras del orden nacional con participación estatal o instituciones educativas de educación superior acreditadas institucionalmente.

Para el efecto, las entidades territoriales a través del departamento deberán presentar ante los Consejos Directivos de cada Contrato Plan la correspondiente solicitud con los soportes que acrediten los costos de la estructuración de los proyectos integrados a los costos de inversión del proyecto, diferenciando en todo caso, los costos de la estructuración de la utilidad del estructurador. Una vez aprobado el proyecto se deberá transferir los recursos, exceptuando el valor de la utilidad, en la estructuración de otros nuevos proyectos o iniciativas priorizadas en el marco de los Contratos Plan.

ARTÍCULO 108o. CISA INMUEBLES REVOCADOS. Las entidades que en virtud del articulo 26 de la Ley 1420 de 2010 y el articulo 238 de la Ley 1450 de 2011 hayan transferido inmuebles al colector de activos públicos de la Nación, Central de Inversiones S.A. (CISA) y que posteriormente fueron revocados, deberán apropiar el valor de los gastos en los cuales incurrió CISA durante el tiempo anterior a dicha revocatoria, con el fin de proceder a cancelar estos gastos a dicho Colector.

ARTÍCULO 109o. CAPITALIZACIÓN SATENA. Autorizase a la Nación – Ministerio de Hacienda y Crédito Público para capitalizar al Servicio Aéreo a Territorios Nacionales S.A. SATENA, en la vigencia 2017 a través de asunción de la deuda con establecimientos financieros por el saldo en balance al corte del 31 de diciembre de 2016 debidamente certificado por el Representante Legal y Revisor Fiscal. A cambio, la Nación – Ministerio de Hacienda y Crédito Público recibirá acciones de dicha empresa por un valor equivalente al valor de la capitalización.

ARTÍCULO 110o. CRUCE DE CUENTAS SUPERINTENDENCIA DEL SUBSIDIO FAMILIAR Vs FOSFEC. La Superintendencia del Subsidio Familiar trasladará a las Cajas de Compensación Familiar los recursos programados y no ejecutados en años anteriores y que fueron consignados en la Tesorería General de la Nación. Para tal efecto conjuntamente con la Dirección General de Crédito Público y Tesoro Nacional, esta entidad efectuará un cruce de cuentas entre los recursos apropiados y los ejecutados para que la DGCP-TN gire a las Cajas los recursos no ejecutados en vigencias anteriores, los cuales en cumplimiento de lo dispuesto en el literal b del artículo 6° de la Ley 789 de 2002 y el numeral 2° del articulo 6° de la Ley 1636 de 2013 se deben trasladar para financiar el Fondo de Solidaridad de Fomento al Empleo y Protección al Cesante –FOSFEC.

ARTÍCULO 111o. SUBSIDIOS ELECTRICOS. Los recursos provenientes de convenios suscritos entre la Agencia Nacional de Hidrocarburos -ANH- y la financiera de desarrollo Nación – FDN - serán dispuestos para el pago de subsidios eléctricos de que trata la Ley 142 de 1994, a través de la Dirección General de Crédito Público o directamente a través de Ministerio de Minas y Energía.

ARTÍCULO 112o. ASISTENCIA Y REPRESENTACIÓN JUDICIAL DE ENTIDADES PÚBLICAS. AUSTERIDAD EN LOS GASTOS. Dentro del marco de austeridad presupuestal y de colaboración armónica que debe orientar las actuaciones administrativas de las distintas autoridades y entidades del Estado, y con el fin de reducir costos de desplazamientos y gastos judiciales:

a) Cuando varias entidades de la administración pública tanto del orden nacional como territorial, actúen como demandantes o demandadas dentro de un proceso judicial, podrán de común acuerdo con los apoderados judiciales que uno de ellos tome la representación judicial de las restantes para la comparecencia de las audiencias que dentro del respectivo proceso hayan sido convocadas o por ley deban asistir. Para tal efecto la entidad encomendada a asumir la representación judicial para la audiencia correspondiente, estará en capacidad y queda facultada para disponer uno de sus apoderados o funcionarios que reciba los poderes que se requieran.

b) En materia de cobro de costas judiciales en que varias entidades de la Rama Ejecutiva, entre ellas el Ministerio de Hacienda y Crédito Público, sean beneficiarias de los mismos, el recaudo de la totalidad de ellas estará a cargo de Ministerio de Hacienda y Crédito Público quien queda facultado para iniciar los cobros judiciales o extrajudiciales respectivos. Cuando las costas incluyan agencias en derecho las mismas se entenderán a favor de la entidad pública y no del apoderado que las representa.

Sin perjuicio de lo dispuesto en el literal a) del presente artículo, las entidades podrán a través de la modalidad de teletrabajo, representar y vigilar los procesos en las diferentes zonas del país.

ARTÍCULO 113o. TRANSFERENCIA A RTVC. El Fondo de Tecnologías de la Información y las Comunicaciones transferirá a Radio Televisión Nacional de Colombia – RTVC, gestor de la radio y televisión pública, los recursos suficientes para la prestación del servicio y el fortalecimiento de la radio pública nacional de Colombia, la administración, operación y mantenimiento de la red pública nacional de radio, la migración de los medios públicos a las plataformas convergentes y la recuperación de la memoria de la radio y la televisión pública durante la vigencia 2017.

ARTICULO 114. DIMAR. Con los recursos del portafolio de la Dirección General Marítima - DIMAR - se podrán financiar inversiones hasta por la suma de $30 mil millones, en el sector de Defensa durante la vigencia fiscal 2017. La DIMAR transferirá estos recursos al Tesoro Nacional y hará los ajustes contables a que haya lugar.

ARTÍCULO 115o. SUPERINTENDENCIA DE NOTARIADO Y REGISTRO. Con los recursos provenientes de la Ley 55 de 1985, por concepto de tarifas del ejercicio de la función registral en las oficinas de registro que recauda la Superintendencia de Notariado y Registro, se atenderán adicionalmente gastos de inversión por $72 mil millones en la Fiscalía, Rama Judicial, Uspec, Ministerio de Justicia y del Derecho e ICBF, según los valores presupuestados en cada una de ellas. La Superintendencia hará los ajustes contables a que haya lugar.

ARTÍCULO 116o. MADRES COMUNITARIAS, FAMIS Y SUSTITUTAS. La Madres Comunitarias, Famis y Sustitutas que ostentaban esta condición entre el 29 de enero de 2003 y el 14 de abril de 2008 y no tuvieron acceso al Fondo de Solidaridad Pensional, durante este periodo podrán beneficiarse del pago del valor actuarial de las cotizaciones para el citado periodo, conforme lo establece el artículo 166 de la Ley 1450 de 2011.

ARTÍCULO 117o. AFILIACIÓN DE MADRES SUSTITUTAS AL RÉGIMEN CONTRIBUTIVO DEL SISTEMA GENERAL DE SEGURIDAD SOCIAL EN SALUD. Las madres sustitutas, que forman parte de la Modalidad Hogares Sustitutos del Instituto Colombiano de Bienestar Familiar, se afiliarán, con su grupo familiar, al Régimen Contributivo del Sistema General de Seguridad Social en Salud y se harán acreedoras de todas las prestaciones asistenciales y económicas derivadas del sistema de salud.

Las Madres sustitutas cotizarán mensualmente como aporte al Sistema General de Seguridad Social en Salud, en calidad de trabajadores independientes, un valor equivalente al cuatro por ciento (4%) de la suma que reciben mensualmente por concepto de beca del Instituto Colombiano de Bienestar Familiar. Dicho aporte se recaudará a través de la Planilla Integrada de Liquidación de Aportes - PILA.

PARÁGRAFO 1o. La base de cotización para la liquidación de aportes con destino a la seguridad social en salud por parte de las madres sustitutas así como las prestaciones económicas, se hará teniendo en cuenta la beca que efectivamente reciban por concepto de bonificación de conformidad con lo dispuesto en la Ley.

PARÁGRAFO 2o. El Sistema General de Seguridad social en Salud reconocerá a las Empresas Administradoras de Planes de Beneficio -EAPB- escogidas por las beneficiarias, los valores correspondientes a las Unidades de Pago por Capitación del Régimen Contributivo, transfiriendo los recursos necesarios de la subcuenta de solidaridad a la subcuenta de compensación en los valores correspondientes a las Unidades de Pago por Capitación subsidiada.

PARÁGRAFO 3o. La diferencia que resulte entre las Unidades de Pago por Capitación -UPC, subsidiadas, no cubierta con los aportes de las Madres a que hace referencia el parágrafo 1° del presente artículo, y con las transferencias previstas por el mismo, será satisfecha con el porcentaje que sea necesario, de los rendimientos producidos por el Fondo de Solidaridad y Garantía - Fosyga.

ARTÍCULO 118o. GARANTÍA DE ACCESO DE LAS MADRES COMUNITARIAS AL FONDO DE SOLIDARIDAD PENSIONAL. Garantía de Acceso de las Madres Comunitarias al Fondo de Solidaridad Pensional-Subcuenta de Solidaridad. Con el fin de garantizar el acceso de las madres comunitarias que al momento de la expedición de esta norma conserven tal calidad, al subsidio al aporte de la Subcuenta de Solidaridad de que trata la Ley 797 de 2003, por una única vez y dentro de los 6 meses siguientes a la vigencia de la presente ley, las madres comunitarias que se encuentren afiliadas al Régimen de Ahorro Individual podrán trasladarse al Régimen de Prima Media.

Para estos efectos, no son aplicables los plazos de que trata el literal e) del artículo 13 de la Ley 100 de 1993, modificado por el artículo 2° de la Ley 797 de 2003. El Instituto Colombiano de Bienestar Familiar (ICBF), o quien haga sus veces, deberá acreditar la calidad de las Madres Comunitarias, con el fin de que puedan realizar el traslado de Régimen de que trata este artículo.

PARÁGRAFO 1o. Las Madres Comunitarias que se vinculen al programa de hogares comunitarios con posterioridad a la vigencia de esta ley y que se encuentren afiliadas en pensiones al Régimen de Ahorro Individual podrán trasladarse al Régimen de Prima Media con Prestación Definida sin que le sean aplicables los términos mínimos de traslado de que trata el literal e) del artículo 13 de la Ley 100 de 1993, modificado por el artículo 2° de la Ley 797 de 2003, con el fin de que sean beneficiarias del Programa de Subsidio al Aporte. Para los efectos de este artículo, el Instituto Colombiano de Bienestar Familiar (ICBF), deberá acreditar la calidad de las Madres Comunitarias, con el fin de que puedan realizar el traslado de Régimen.

PARÁGRAFO 2o. Las Asociaciones de Padres o en su defecto las Direcciones Territoriales del ICBF deberán adelantar una campaña dirigida a las madres comunitarias, para informarles sobre la posibilidad de traslado de que trata el presente artículo.

ARTÍCULO 119o. SUBSIDIO SUBCUENTA DE SUBSISTENCIA DEL FONDO DE SOLIDARIDAD PENSIONAL, PARA MADRES SUSTITUTAS. Tendrán acceso al subsidio otorgado por la subcuenta de subsistencia del Fondo de Solidaridad Pensional, las personas que dejaron de ser madres sustitutas que no reúnan los requisitos para tener una pensión y cumplan las siguientes condiciones.

a) Ser colombiano.
b) Tener como mínimo 57 años de edad si es mujer o 62 años si es hombre.
c) Residir durante los últimos diez años en el territorio nacional.
d) Acreditar la condición de retiro como madres sustituta de la modalidad de hogares sustitutos del Bienestar Familiar.

PARÁGRAFO 1o. Criterios de priorización. En el proceso de selección para el acceso al subsidio de la subcuenta de Subsistencia del Fondo de Solidaridad Pensional que adelante el Instituto Colombiano de Bienestar Familiar deberá aplicar los siguientes criterios de priorización:

a) La edad del aspirante.
b) El tiempo de permanencia como madre sustituta.
c) La minusvalía o discapacidad física o mental del aspirante.

Los cupos serán asignados anualmente por el Comité Directivo del Fondo de Solidaridad Pensional y las bases de ponderación de cada uno de los criterios señalados, serán las que establezca el Ministerio del Trabajo.

PARÁGRAFO 2o. Pérdida del Subsidio. La persona beneficiaria perderá el subsidio en los siguientes eventos:

a) Muerte del beneficiario.
b) Comprobación de falsedad en la información suministrada o intento de conservar fraudulentamente el subsidio.
c) Percibir una pensión u otra clase de renta.
d) No cobro consecutivo de subsidios programados en dos giros.
e) Ser propietario de más de un inmueble.

Las novedades de las personas beneficiarias serán reportadas al administrador fiduciario de los recursos del Fondo de Solidaridad Pensional por el Instituto Colombiano de Bienestar Familiar (ICBF), conforme con el procedimiento que para tal fin establezca el Ministerio del Trabajo.

PARÁGRAFO 3o. La identificación de los posibles beneficiarios a este subsidio la realizará el ICBF.

ARTÍCULO 120o. EJECUCIÓN PROGRAMAS Y PROYECTOS DE INVERSIÓN POR LAS FFMM. En desarrollo de la Política Integral de Seguridad y Defensa para la Prosperidad, contenida en el Plan Nacional de Desarrollo, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 121o. DISTRITOS DE RIEGO. La Nación asignará un monto de recursos destinados a cubrir el valor correspondientes a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica y gas natural que consuman los distritos de riego que utilicen equipos electromecánicos para su operación, debidamente comprobado por las empresas prestadoras del servicio respectivo, de los recursos de los distritos de riego administrados por el Estado o por las asociaciones de usuarios debidamente reconocidos por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1o. Para el caso de los usuarios de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2o. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y gas natural, según la Ley 142 de 1994, la utilización de estos servicios para el riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además, con el objeto de comercializar la energía eléctrica y el gas natural, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTÍCULO 122o. CAJAS DE COMPENSACIÓN FAMILIAR. Los recursos de las Cajas de Compensación Familiar a que hace referencia el artículo 46 de la Ley 1438 de 2011, que no hayan sido utilizados o transferidos para la financiación del Régimen Subsidiado, deberán ser trasladados al Fosyga o quien haga sus veces a más tardar el 31 de enero de 2017.

ARTÍCULO 123o. PRESENCIA DEL ESTADO EN TERRITORIOS ESPECIALES. El Gobierno Nacional, deberá dar prioridad a la ejecución de los programas y subprogramas destinados a garantizar la presencia efectiva del Estado en el territorio, especialmente en las zona rurales de los municipios que tengan o hayan tenido presencia de grupos armados o cultivos ilícitos o minería ilegal, debiendo realizar las reducciones o aplazamientos que considere necesarios en otras apropiaciones presupuestales.

ARTÍCULO 124o. INFORME CONGRESO. La Dirección General del Presupuesto del Ministerio de Hacienda presentará trimestralmente con carácter obligatorio a las Comisiones Económicas del Congreso de la República el informe detallado de la ejecución presupuestal de las diferentes entidades que componen el Presupuesto General de la Nación.

ARTÍCULO 125o. SALDO DE LOS RECURSOS DE FONDOS ESPECIALES. Formarán parte de la unidad de caja del Tesoro Nacional como fuente de libre destinación, el saldo de los recursos de los que tratan las leyes 487 de 1998 y 633 de 2000, el Decreto 2331 de 1998 y los Decretos Legislativos 1838 y 1885 de 2002, que se encuentran en fondos y cuentas administradas por el Tesoro Nacional, cuyo objeto o destinación específica se haya cumplido, y que no hayan sido ejecutados ni presupuestados.

ARTÍCULO 126o. Los patrimonios autónomos cuya administración haya sido asignada por Ley al Banco de Comercio de Colombia S.A. Bancóldex, podrán administrarse directamente por éste o a través de sus filiales.

ARTÍCULO 127o. Autorícese a la Rama Judicial – Consejo Superior de la Judicatura – para que con cargo al presupuesto que se asigne a la Rama Judicial en la Ley de Presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal de 1° de enero a 31 de diciembre de 2017, se cubran los gastos generados por la creación de los doce (12) cargos de magistrados de descongestión de la Sala de Casación Laboral de la Corte Suprema de Justicia, contemplados en el artículo 2° de la Ley 1781 de 2016.

ARTÍCULO 128o. FONSECON. Con cargo al portafolio del Fondo de Seguridad y Convivencia Ciudadana –FONSECON- a 31 de diciembre de 2016, y durante la vigencia de la presente ley, se financiarán gastos del Sector Defensa y Policía hasta por la suma de $250 mil millones.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Seguridad y Convivencia Ciudadana – FONSECON, situará estos recursos, sin perjuicio del recaudo anual del fondo situados como recursos corrientes al Ministerio del Interior. Si, con posterioridad al cumplimiento de lo aquí señalado se requieren recursos para cumplir las obligaciones a cargo del FONSECON que no cuenten con la liquidez necesaria, estas se atenderán con cargo a los recursos de la Nación en las siguientes vigencias fiscales, de ser necesario hasta por la cuantía señalada anteriormente.

ARTÍCULO 129o. FONDO DE INVESTIGACIÓN EN SALUD - FIS -. De los recursos del Fondo de Investigación en Salud al que se refiere la Ley 643 de 2001 administrados por el Departamento Administrativo de Ciencia, Tecnología e Innovación – Colciencias y que pertenecen a la Nación, podrán destinarse para financiar el programa de becas crédito establecido en el parágrafo 1° del artículo 193 de la Ley 100 de 1993. El monto que se destine para financiar las becas no podrá ser superior al 40% de los recursos apropiados al Fondo de Investigación en Salud, y siempre que las apropiaciones presupuestales sean superiores a las del año inmediatamente anterior.

El monto se definirá conjuntamente entre Departamento Administrativo de Ciencia, Tecnología e Innovación – Colciencias y el Ministerio de Salud y Protección Social, para la formación de médicos especialistas en áreas clínicas y quirúrgicas, y de esta forma contribuir a la generación de conocimiento científico y tecnológico para el desarrollo económico y social del país y apoyar a la consolidación de capacidades en ciencia, tecnología e innovación. Para el efecto, Colciencias entregará el monto definido al Icetex, con destino al Fondo Ministerio de Salud y Protección Social – Icetex (Ley 100 de 1993).

ARTÍCULO 130o. FONDO PARA LA SOSTENIBILIDAD AMBIENTAL Y DESARROLLO RURAL SOSTENIBLE EN ZONAS AFECTADAS POR EL CONFLICTO. El Fondo de que trata el artículo 116 de la Ley 1769 de 2015 creado como una cuenta sin personería jurídica estará adscrito a la Presidencia de la República. Su funcionamiento, operación y administración será reglamentado por el Gobierno Nacional.

El Fondo, además de lo señalado en el referido artículo, tendrá como finalidad i) articular el financiamiento para el posconflicto y mejorar la operación y financiación de las iniciativas de construcción de paz en un marco de fortalecimiento del Estado de derecho; ii) mejorar la focalización geográfica y la priorización temática de las intervenciones públicas, privadas y de la cooperación internacional (construcción de un portafolio de inversiones priorizadas siguiendo la estructura programática del posconflicto); y iii) fortalecer los sistemas de monitoreo, reporte y verificación del impacto de las acciones e inversiones encaminadas a estos propósitos.

La asignación de recursos por parte del Ministerio de Hacienda y Crédito Público al Fondo se hará previa solicitud formulada por el Departamento Administrativo de la Presidencia de la República de acuerdo con los planes de acción correspondientes.

PARÁGRAFO 1o. Las inversiones en vías terciarias se priorizarán y en lo posible se ejecutarán, con participación decisoria de las respectivas comunidades beneficiarias. Otras inversiones también usarán mecanismos de participación decisoria de la comunidad.

PARÁGRAFO 2o. En el decreto de liquidación se señalarán las inversiones de los Ministerios y Organismos del Gobierno Nacional que se ejecutarán en áreas priorizadas por la Presidencia de la República en la política del postconflicto. A ellas se les aplicarán los criterios de participación comunitaria establecidos en el Parágrafo 1o. de este artículo.

ARTÍCULO 131o. Con el fin de facilitar la ejecución de los recursos destinados a la estructuración y ejecución de proyectos integrales de reducción del riesgo y adaptación al cambio climático y contribuir a la reducción de la vulnerabilidad fiscal del Estado, las apropiaciones presupuestales para desarrollar el objeto del Fondo Adaptación, se contratarán según lo previsto en el artículo 7o del Decreto número 4819 de 2010. Dichas apropiaciones presupuestales podrán ser destinadas para ejecutar iniciativas que tengan por objeto la construcción, mejoramiento o reparación de viviendas afectadas por desastres naturales o calamidades públicas, o que se encuentren en zonas de riesgo cuya no oportuna intervención por parte del Estado, pueda generar responsabilidad fiscal a futuro; la reubicación o reasentamiento de hogares localizados en zonas de alto riesgo no mitigable; obra pública que intervengan la Red Vial Nacional afectada en el pasado por fenómenos climáticos extremos; obras para el desarrollo de infraestructura vial, pavimentación local, servicios públicos domiciliarios, alumbrado público y el desarrollo de infraestructura social afecta a la prestación de los servicios de salud, educación, seguridad y justicia, tales como hospitales, centros médicos; centros de atención de primera infancia y adultos mayores, escuelas de primaria secundaria, universidades, institutos tecnológicos, instituciones de investigación.

ARTÍCULO 132o. En concordancia de lo previsto por el artículo 23 de la Ley 226 de 1995, el valor correspondiente al 10% del producto neto de la enajenación de la participación accionaria de la Nación en la empresa ISAGEN S.A. E.S.P., se invertirá por parte del Gobierno Nacional en proyectos de infraestructura con impacto regional en las entidades territoriales donde se encuentra ubicada la actividad principal de la empresa, de conformidad con sus planes de desarrollo.

Para tal efecto, estos recursos por valor de $649.066.579.218 se trasladarán del presupuesto de funcionamiento – transferencias al de inversión – programa y subprograma 1302-1000 en el presupuesto del Ministerio de Hacienda y Crédito Público, se distribuirán en las entidades territoriales de acuerdo a las siguientes participaciones que corresponden a la capacidad instalada certificada por la empresa en el momento de la enajenación:

DEPARTAMENTO	CENTRAL	Gwh Instalados	Total	Participación
ANTIOQUIA	SAN CARLOS	1240	1436	47,36%
	JAGUAS	170		
	CALDERAS	26		
SANTANDER	TERMOCENTRO	300	1120	36,94%
	SOGAMOSO	820		
CALDAS	MIEL	396	396	13,06%
TOLIMA	AMOYÁ	80	80	2,64%
TOTALES		3032	3032	100%

Al interior de cada departamento beneficiario de los recursos, se distribuirá la participación correspondiente en dos partes iguales, una para el departamento y la otra para los municipios del área de influencia de la empresa, municipios que serán definidos por el Gobierno Nacional a través del Ministerio de Minas y Energía y el Ministerio de Ambiente y Desarrollo Sostenible en un término no superior a TRES (3) meses. Las inversiones a las que hace referencia el presente artículo, podrán realizarse mediante la suscripción de convenios y/o contratos interadministrativos, previo cumplimiento de los requisitos legales, entre las entidades correspondientes del Gobierno Nacional y los departamentos y/o municipios.

En el evento en que se presente alguna contingencia jurídica, las entidades territoriales beneficiarias de lo dispuesto por el presente artículo, determinarán con el FONPET los mecanismos adecuados para subsanar cualquier situación posterior.

ARTÍCULO 133o. Facúltese al Gobierno Nacional para que incluya en el Presupuesto General de la Nación 2017, una partida con el objeto de continuar con el proceso de nivelación salarial de los empleados del Congreso de la República, recursos que serán utilizados única y exclusivamente para el reajuste salarial de la nómina de los funcionarios del Congreso que no están vinculados a las Unidades de Trabajo Legislativo.

Dichos recursos serán apropiados mediante decreto expedido por el Gobierno Nacional por intermedio del Departamento Administrativo de la Función Pública.

ARTÍCULO 134o. La presente ley rige a partir de la fecha de su publicación, surte efectos fiscales a partir del 1o. de enero de 2017.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA

OSCAR MAURICIO LIZCANO ARANGO

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA

GREGORIO ELJACH PACHECO

LEY No. 1815

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2017

REPUBLICA DE COLOMBIA – GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los 7 DIC 2016



El MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



MAURICIO CÁRDENAS SANTAMARIA

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



MIGUEL ANGEL PINTO HERNANDEZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JORGE HUMBERTO MANTILLA SERRANO